                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                                 FORM 11-K

             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 30, 2003
                               -----------------

                                     OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from        to
                                   --------  --------

     Commission file number   1-87
                           ----------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         EASTMAN KODAK EMPLOYEES'
                        SAVINGS AND INVESTMENT PLAN


         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           EASTMAN KODAK COMPANY
                             343 STATE STREET
                        ROCHESTER, NEW YORK  14650

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN

           INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS
                             DECEMBER 30, 2003


(a)  Financial Statements*                                      Page No.

     Report of Independent Registered Public Accounting Firms        3
     Statement of Net Assets Available for Benefits                  4
     Statement of Changes in Net Assets Available
       for Benefits                                                  5
     Notes to Financial Statements                                6-12

(b)  Schedules*

       I.  Schedule of Assets (Held at End of Year)              13-63

(c)  Signature                                                      64


(d)  Exhibits

     (23.1)  Consent of Independent Registered Public
               Accounting Firm

     (23.2)  Consent of Independent Registered Public
               Accounting Firm


      * Prepared in accordance with the filing requirements of ERISA. Other Schedules required by Section 2520.103-10 of the Department Of Labor Rules and Regulations for Reporting and Disclosure under
          ERISA have been omitted because they are not applicable.

          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


  To the Savings and Investment
  Plan Committee and the Participants of the Eastman Kodak Employees' Savings and Investment Plan

  We have audited the financial statements and related schedule listed in the index appearing on page 2 of this Annual Report of Form 11-K, as of and for the year ended December 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Eastman Kodak Employees' Savings and Investment Plan as of December 30, 2003, and the changes in net assets available for benefits for the year ended December 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

  Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  Respectfully Submitted,

  /s/ Insero, Kasperski, Ciaccia & Co., P.C.
  Insero, Kasperski, Ciaccia & Co., P.C.
  Certified Public Accountants

  Rochester, New York
  May 21, 2004

          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


  To the Savings and Investment
  Plan Committee and the Participants of the Eastman Kodak Employees' Savings and Investment Plan

  In our opinion, the financial statements listed in the index appearing on page 2 of this Annual Report on Form 11-K present fairly, in all material respects, the net assets available for benefits of the Eastman Kodak Employees' Savings and Investment Plan at December 30, 2002, and the changes in net assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



  /s/ PricewaterhouseCoopers LLP
  PricewaterhouseCoopers LLP

  Rochester, New York
  June 20, 2003

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                (in thousands)
                                                          December 30,
                                                     ---------------------
                                                     2003             2002
                                                     ----             ----
ASSETS
Investments at Fair Value:
     Eastman Kodak Company common stock           $  104,920       $  150,389
     Other common and preferred stocks               321,418          240,724
     Mutual funds                                    884,149          658,954
     Interest in common/collective
       trusts (pooled) funds                         506,869          368,924
     U.S. government securities                          399              397
     Loans to participants                            59,029           59,728

Investments at Contract Value:
     Group annuity and other investment
      contracts                                    4,227,291        3,931,026

Other Assets:
     Cash                                                 57                -
     Dividends and interest receivable                   244              319
     Employer contributions receivable                 1,537                -
     Receivables for securities sold                     130              289
                                                  ----------       ----------


     Total assets                                  6,106,043        5,410,750
                                                  ----------       ----------

LIABILITIES
Payables for securities purchased                        470              347
Payable to T. Rowe Price                               1,456                -
Accrued expenses                                         326              292
                                                  ----------       ----------

     Total liabilities                                 2,252              639
                                                  ----------       ----------

     Net assets available for benefits            $6,103,791       $5,410,111
                                                  ==========       ==========

             (See accompanying notes to financial statements)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                (in thousands)
                                   For the fiscal year ended December 30,
                                   --------------------------------------
                                          2003            2002
                                          ----            ----
ADDITIONS TO NET ASSETS:
Dividends on Eastman Kodak
  Company common stock                $    4,630      $    9,563
Other dividends                           11,621          10,764
Interest                                 269,464         262,766

Net realized and unrealized
  gains (losses) from investments        372,416        (283,475)

Employer contributions                    16,101          15,263
Participants' contributions              313,644         249,946
                                      ----------      ----------
     Total Additions                     987,876         264,827
                                      ----------      ----------

DEDUCTIONS FROM NET ASSETS:
Distributions to participants           (290,223)       (303,894)
Administrative expenses                   (3,973)         (4,120)
                                      ----------      ----------
     Total Deductions                    294,196         308,014
                                      ----------      ----------

Increase (decrease) in net assets        693,680         (43,187)

Net assets available for benefits
  at beginning of year                 5,410,111       5,453,298
                                      ----------      ----------
Net assets available for benefits
  at end of year                      $6,103,791      $5,410,111
                                      ==========      ==========

             (See accompanying notes to financial statements)

           EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                       NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF PLAN

General

The Eastman Kodak Employees' Savings and Investment Plan (the Plan or
SIP) is a defined contribution plan of a controlled group of corporations consisting of Eastman Kodak Company and certain United States subsidiaries operating in the United States (Kodak or the Company). The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Regular full-time, regular part-time, supplementary or conditional employees of Kodak are eligible to participate in the Plan. Kodak Ambassadors, co-ops and special program employees are not eligible to participate in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974.

The Plan is administered by the Savings and Investment Plan Committee (SIPCO), which is the Plan Administrator and named fiduciary. The Trust is administered by Boston Safe Deposit and Trust Company (Boston Safe) (the Plan Trustee).

Plan participants are able to direct the investment of their Plan holdings (employer and employee) into various investment options offered under the Plan on a daily basis. The investment options consist of thirty-six funds comprised of common and preferred stocks, mutual funds, common/collective trusts (pooled) funds, group annuity and other investment contracts, and U.S. government securities.

Investment Option Changes

Effective April 1, 2004, the Putnam Voyager, Putnam Vista and MSIF Trust Value Funds were no longer available as investment options under the Plan, and participant's balances remaining in these funds on March 31, 2004, if any, were transferred into the Fixed Income Fund.

Effective March 1, 2004, the MSIF Trust High Yield and Time Horizon Funds were no longer available as investment options under the Plan, and participant's balances remaining in these funds on February 29, 2004, if any, were transferred into the Fixed Income Fund.

Effective February 2, 2004, the Putnam Voyager and MSIF Trust Value Funds were replaced with the America Funds Growth Fund of America and the Hotchkis and Wiley Mid-Cap Value Fund, respectively.

Effective January 1, 2004, new investment options were added to the Plan. Those options are the Salomon Brothers Institutional High Yield Bond and T. Rowe Price Retirement Funds.

Effective December 1, 2003, the Putnam Investors, PBHG Growth, Putnam OTC & Emerging Growth, SSgA Emerging Markets Index, Matthews Pacific Tiger and Scudder Latin America Funds were no longer available as investment options under the Plan, and participant's balances remaining in these funds on November 30, 2003, if any, were transferred into the Fixed Income Fund. Effective February 1, 2003, new contributions of any kind were not allowed to these funds.

Effective January 1, 2003, new investment options were added to the Plan. Those options are the Turner Midcap Growth Equity Fund, PIMCO Opportunity Fund, Batterymarch U.S. Small Cap Equity Fund, MFS
International New Discovery Fund, and American Century Emerging Markets
Fund.

Administrative Expenses

The Plan provides for the payment of certain administrative expenses by the Trust, including fees for investment advisors, the recordkeeper, the Plan Trustee, attorneys and accountants. The recordkeeper is T. Rowe Price Retirement Plan Services, Inc.

Contributions

The Plan includes a salary reduction provision allowing eligible Kodak participants to defer up to a certain percentage of qualifying compensation as defined in the Plan. The maximum deferral for Plan years 2003 and 2002 was limited to 75% and 30%, respectively, of the aggregate of qualifying compensation and wage dividend, but not more than the statutory limit. Effective January 1, 2000, the Company began to match SIP contributions for an amount up to 3% of wages for employees who contributed up to 5% of their wages to SIP and who also participated in the Cash Balance Plus portion of the Kodak Retirement Income Plan. All contributions to the Plan are immediately vested. Boston Safe invests participant and employer contributions to the Plan into the investment funds, as directed by the participant. Participants are eligible to make transfers between investment funds on a daily basis. Company match funds cannot be used for loans or hardship withdrawals.

Loans

The Plan Administrator may grant a loan to a participant provided that the aggregate of the participant's outstanding loans will not exceed the lesser of: 1) $50,000 less the highest outstanding loan balance during the previous 12 months, or 2) 50% of the current value of the participant's account excluding any Company match funds. A new loan must be at least $1,000 and repaid within five years of the date of the loan. In accordance with the Plan provisions, the rate of interest is fixed at the discretion of the Plan Administrator. Interest is charged at the lesser of the maximum legal rate or the prime rate. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.00% to 9.5% in 2003 and 4.25% to 9.5% in 2002, which are commensurate with local prevailing rates as determined by the Plan Administrator.

Distributions

Distributions from the Plan are made under the following circumstances:
    1. Approval of hardship withdrawals is made by the Plan Administrator or its designee. Hardship withdrawals will only be granted a) in order to meet obligations relating to the payment of substantial out-of-pocket medical (or dental) bills for the participant, the participant's spouse or any of the participant's dependents, b) for the purchase or construction of a primary residence, c) for tuition, room and board or other post-secondary educational expenses, or d) for payments to prevent eviction/foreclosure.

     2. Upon attaining age 59 1/2, a participant may elect to receive a lump sum cash distribution from the Plan while still actively employed.

     3. Upon separation from service for any reason except death, the full value of a participant's account is distributed as a lump sum if the account balance is less than a certain amount as defined in the Plan and the participant is not retirement eligible. Otherwise, the full value of the account is distributed when and as designated by the participant in a lump sum payment, or in monthly or annual installments. If an appropriate designation is not made by the participant, the account is paid in a lump sum cash payment in February following the year the participant turns age 65.

     4. In the event of death, the value of a participant's account is paid in a lump sum to a designated beneficiary, if any, or to the decedent's estate, except that if there is a surviving spouse, then the entire sum will be paid to such spouse unless the spouse consents to the beneficiary designation of the participant.

     5. The Plan Trustee is authorized to honor "qualified domestic relations orders" issued and served in accordance with Section 414(p) of the Internal Revenue Code.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution, if applicable, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Plan Termination

While Kodak expects to continue the Plan, it has the right to discontinue contributions and amend or terminate the Plan at any time. In the event that contributions to the Plan are discontinued, the Plan Trustee will continue to administer the Trust. In the event of the termination of the Trust as a result of or incident to termination of the Plan, the pro rata value of the participants' accounts will be paid in accordance with the provisions of the Plan.

NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan operates on a fiscal year ending December 30.

The Plan's financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Investment Valuation and Income Recognition

The group annuity and other investment contracts are included in the financial statements at contract value because they are fully benefit responsive. In aggregate, the recorded value of the group annuity and other investment contracts approximates their fair value. Interest rates on these contracts remain fixed and are not reset until a contract matures. There are no minimum crediting interest rates under the terms of the contracts. Effective annual yields on these contracts ranged between 3.72% and 8.39% in 2003, and between 3.72% and 8.39% in 2002, depending on the date of the contribution, transfer or rollover. The blended rate of return on the Fixed Income Fund was approximately 6.6% in 2003 and 7.6% in 2002.

Interest in common/collective trusts (pooled) funds reflects market values based upon the net asset value of the underlying funds. Shares of mutual funds are valued at the net asset value of shares held by the Plan at December 30. Current values of all other investments are based upon active market quotations on national exchanges, if available, at December 30, or, if not available, upon amounts believed by the Plan Administrator to be realizable at that time. Loans to participants are valued at principal plus accrued interest which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term could have materially affected participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

In the normal course of business, the Plan enters into agreements that contain a variety of representations and warranties, which provide general indemnifications. The Plan's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Plan that have not yet occurred. However, based on experience, the Plan expects the risk of loss to be remote.


NOTE 3:  INVESTMENTS

The Plan Trustee is not required to furnish a bond in connection with the custody of investments or other assets of the Plan.

The Plan Trustee is authorized to keep any portion of any of the foregoing funds in cash or liquid investments as it may deem advisable.

All dividends, interest or gains derived from investments in each Fund are reinvested in the respective Fund by the Plan Trustee.



NOTE 4:  NET REALIZED AND UNREALIZED GAINS (LOSSES) FROM INVESTMENTS

Net realized and unrealized gains (losses) from investments for the fiscal year ended on December 30 are:

                                                Net Realized and
                                             Unrealized gains (losses)
 (in thousands)                                  from investments
                                            ---------------------------

                                                2003            2002

Eastman Kodak Company common stock           $ (42,615)      $  22,575
Other common and preferred stocks              101,839         (62,925)
Mutual funds                                   205,526        (179,407)
Interest in common/collective trusts
 (pooled) funds                                 82,923         (70,064)
Pre-mixed portfolio of other funds              24,743           6,346
                                             ---------       ---------
                                             $ 372,416       $(283,475)
                                             =========       =========

NOTE 5:  SIGNIFICANT INVESTMENTS

The following table represents investments having a value equal to or greater than 5% of net assets at December 30, 2003 and 2002:

(in thousands)

                        Maturity    Interest   Principal       Current
    Investment            Date        Rate      Amount          Value
    ----------          ----------  --------  -----------      --------

       2003

John Hancock Mutual
  Life Ins. GAC #15187  04/01/2011     6.79%   $ 309,266       $309,266

Principal Mutual Life
  Ins. #4-20445-2       11/15/2007     7.70%     567,921        567,921
                                                               --------
  TOTAL                                                        $877,187
                                                               ========

       2002

John Hancock Mutual
  Life Ins. GAC #15187  04/01/2011     6.79%   $ 289,602       $289,602

Principal Mutual Life
  Ins. #4-20445-2       11/15/2007     7.70%     527,335        527,335
                                                               --------
  TOTAL                                                        $816,937
                                                               ========


NOTE 6:  FEDERAL INCOME TAX STATUS

In November 2002, the Plan received a favorable tax determination letter from the Internal Revenue Service (IRS) in which the IRS stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving such letter. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 7:  RELATED PARTY TRANSACTIONS

During 2003 and 2002, certain Plan investments were shares of mutual funds managed by T. Rowe Price. T. Rowe Price Retirement Plan Services, Inc. was the recordkeeper since January 1, 2002; therefore, these transactions constitute related party transactions. Fees paid by the Plan to T. Rowe Price for management services amounted to $1,279,837 and $1,616,474 for the fiscal years ended December 30, 2003 and 2002, respectively.

The Kodak Stock Fund, the SIP Smaller Stock Fund, and the Fixed Income Fund hold small amounts of cash invested in short-term investments. Mellon Trust, the Parent of Boston Safe Deposit and Trust Company, the Plan Trustee, manages these short-term investments; therefore, these transactions constitute related party transactions.

The Kodak Stock Fund is not actively managed, but Boston Safe Deposit and Trust Company, the Plan Trustee, buys, sells and holds the assets for this fund including the cash that is necessary to maintain liquidity. During the years ended December 30, 2003 and 2002, the Plan purchased shares in the Fund in the amount of $22,154,800 and $72,833,844, sold shares in the Fund in the amount of $24,582,394 and $31,685,986, and had net depreciation and net appreciation in the Fund in the amount of $42,615,416 and $22,574,733, respectively. The total value of the Plan's investment in the Fund was $108,322,084 and $156,947,036 at December 30, 2003 and 2002, respectively.

                                                                Schedule I

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                            Principal
                                            Amount or               Current
          Description                      Shares/Units              Value
          -----------                      ------------            --------
5 TO 8 YEAR TIME HORIZON FUND - Pre-mixed
portfolio of other funds

Fixed Income Fund* - group annuity contracts     305                $  7,740
Russell 2000 Fund - com./collective trust         88                   1,473
EAFE Equity Index - com./collective trust        197                   2,379
Lehman Aggregate Fund - com./collective trust    478                   7,794
S&P 500 Fund - com./collective trust             316                   8,789
Emerging Mkts. Index - com./collective trust      64                     589
                                                                    --------
     Total                                                          $ 28,764
                                                                    ========

8 TO 20 YEAR TIME HORIZON FUND - Pre-mixed portfolio of other funds

Fixed Income Fund* - group annuity contracts     209                $  5,320
Russell 2000 Fund - com./collective trust        267                   4,450
EAFE Equity Index - com./collective trust        745                   8,984
Lehman Aggregate Fund - com./collective trust    329                   5,350
S&P 500 Fund - com./collective trust             638                  17,704
Emerging Mkts. Index - com./collective trust     242                   2,226
                                                                    --------
     Total                                                          $ 44,034
                                                                    ========

20 OR MORE YEAR TIME HORIZON FUND - Pre-mixed portfolio of other funds

Russell 2000 Fund - com./collective trust        346                $  5,756
EAFE Equity Index - com./collective trust        804                   9,686
S&P 500 Fund - com./collective trust             689                  19,085
Emerging Mkts. Index - com./collective trust     417                   3,841
                                                                    --------
     Total                                                          $ 38,368
                                                                    ========

                * Comprised of funds listed on pages 14-29

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest     Current
          Description                 Dates             Rates        Value
          -----------                --------          --------     --------
FIXED INCOME FUND

Group Annuity Contracts
  CDC Capital                        03/31/04           6.21%      $   12,655
  John Hancock Mutual Life
   Insurance Co.                  3/31/04-04/01/11   6.21%- 6.79%     606,300
  Metropolitan Life Insurance Co. 1/15/05-01/15/08   7.27%- 7.34%     308,115
  Monumental Life Insurance Co.      02/15/06           5.72%          72,935
  New York Life Insurance Co.    12/31/04-10/01/07   7.15%- 8.39%     335,697
  Principal Mutual Life
   Insurance Co.                  1/01/04-11/01/08   6.31%- 7.70%     846,813
  The Prudential Life Insurance
   Co. of America                12/31/03-10/02/06   7.75%- 7.97%     567,616
  Travelers Insurance Company        07/01/10           7.60%         100,720
                                                                   ----------
     Total                                                         $2,850,851
                                                                   ==========

Investment Contracts
  NISA/AEGON (Wrapper)               10/01/75           3.72%      $  -12,963

  U.S. Government Securities:
  Farm Cr Sys Finl Assist Corp.       6/10/05           8.80%           1,428
  Federal Home Ln Mtg Corp Mtn    12/30/05-10/06/06  2.50%- 3.125%      7,945
  Federal Home Ln Bks Cons BD      4/15/04-7/15/08   2.50%- 3.75%      32,386
  Federal Home Ln Mtg Corp Debs    1/15/05-6/15/11   2.125%-6.875%     13,501
  Federal Home Ln Mtg Prin           12/15/06           2.875%          2,710
  Federal Natl Mtg Assn Debs       2/15/06-10/15/13  2.250%-6.00%      13,342
  Federal Natl Mtg Assn              11/15/11           5.375%          1,275
  FHLMC Multiclass Mtg                2/25/42           5.50%             667
  FHLMC Multiclass CTFS              11/15/16           3.00%           1,995
  Student Ln Mktg Assn Mtn            7/15/04           3.375%          3,329
  U.S. Treasury Bonds             11/15/10-2/15/31   5.375%-12.75%      8,131
  U.S. Treasury Notes              6/30/04-11/15/13  1.625%-6.125%     90,210

  Corporate Debt Instruments:
  ABN AMRO Bk N V Amsterdam           6/04/18           4.65%           1,713
  AEP Tex Cent Co Sr Nt Ser A         2/15/13           5.50%           1,360
  AEP Tex North Co Sr Nt              3/01/13           5.50%             307
  AOL Time Warner Inc Gl Nt           4/15/06           6.125%          1,076
  AOL Time Warner Inc Deb             4/15/31           7.625%          4,508
  AOL Time Warner Inc Deb             5/01/32           7.70%           2,684
  AOL Time Warner Inc Nt           5/01/07-5/01/12   6.150%- 6.875%     4,883
  AT&T Corps Bonds                    3/15/09           6.00%              63
  AT&T Corp Nt                        6/01/06           7.50%             497
  AT&T Corps Sr Nt                 11/15/11-11/15/31    Var             3,260
  AT&T Corp Sr Nt                    11/15/06           Step            1,216

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  AT&T Wireless Svcs Inc Nt           5/01/07           7.50            3,641
  AT&T Wireless Svcs Inc Sr Nt     3/01/06-3/01/31   7.35%- 8.75%       1,842
  Abbey Natl PLC Mtn                 10/17/05           6.69%             373
  African Dev Bk Global NT            8/01/08           3.25%           2,029
  Alabama Pwr Co Sr Nt Ser X          5/01/08           3.125%          1,121
  Albertsons Inc Sr Deb               8/01/29           7.45%           1,095
  Alcan Inc Nt                     5/15/13-12/15/33  4.50%-6.125%       2,088
  Alcoa Inc Nt                        8/01/10           7.375%          1,170
  Alcoa Inc Nt                        1/15/13           5.375%          2,188
  Alcoa Inc Sr Nt                     1/15/12           6.00%           2,174
  Altria Group Inc Nt                11/04/13           7.00%           1,771
  Amerada Hess Corp Nt             8/15/11-8/15/31   6.65%- 7.30%       1,690
  American Elec Pwr Inc Sr Nt A       5/15/06           6.125%          1,324
  American Elec Pwr Inc Sr Nt         6/01/15           5.25%             333
  American Express Co Nt              9/12/06           5.50%           2,850
  American Gen Corp Sr Nt             2/15/29           6.625%            531
  American Gen Fin Mtn                3/15/07           5.75%           2,173
  American Gen Fin Mtn               10/01/12           5.375%            783
  American Intl Group Inc             5/15/13           Step            1,790
  American Honda TR                  11/06/08           3.85%           1,182
  Amsouth Bk Birmingham Mtn          11/03/06           2.82%           1,355
  Anadarko Fin Co Sr Nt            5/01/11-5/01/31   6.75%- 7.50%       1,684
  Anadarko Pete Corp Sr Nt            3/01/07           5.375%            641
  Anadarko Petroleum Corp             3/15/29           7.20%             676
  Anderson Exploration Ltd            3/15/11           6.75%             442
  Anheuser Busch Cos Inc Deb       1/15/13-2/01/43   4.375%-6.50%       1,621
  Anthem Inc Nt                       8/01/12           6.80%             987
  Apache Corp Nt                      4/15/12           6.25%           1,471
  Archer Daniels Midland Co Nt        2/01/31           7.00%           2,273
  Archstone Smith Oper TR Nt          6/15/08           3.00%             386
  Associates Corp NA Bonds            2/15/04           5.50%           7,235
  Avalon Bay Cmntys Inc Sr Nts        7/15/06           6.80%           1,619
  Autozone Inc Sr Nt                  6/01/13           4.375%            325
  Avery Dennison Corp Nt              1/15/13           4.875%            248
  Axa SA US$ Sub Nt                  12/15/30           8.60%           2,415
  BAE Sys Hldgs Inc Gtd Nt           12/15/11           6.40%           2,474
  BP Cap Mkts PLC Gtd Nt             12/29/06           2.75%           1,921
  BP Cap Mkts PLC Gtd Nt              3/15/07           2.625%          4,177
  BB&T                               12/23/15           5.20%           2,255
  BHP Billiton Fin USA Ltd Gtd        4/15/13           4.80%             300

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  BRE PPTYS Inc Nt                    3/15/07           5.95%           1,890
  BSCH Issuances Ltd Sub Nt           9/14/10           7.625%          2,190
  Bank Amer Corp Nt                   2/15/10           7.80%           4,673
  Bank Amer Corp Global Nt            2/01/07           5.25%           3,635
  Bank Amer Corp Sr Nt             1/15/08-12/1/10   3.875%-4.375%      2,844
  Bank Amer Corp Sub Nt            1/15/11-12/1/15    5.25%-7.40%       9,210
  Bank Amer Corp Sub Global Nt        8/15/13           4.75%             435
  Bankamerica Corp Sub Nt             4/15/06           7.20%           5,946
  Bankamerica Corp Sub Nt             2/15/06           6.20%             216
  Bank New York Inc Sr Hldg Co        7/01/07           5.20%             803
  Bank One Corp Nt                    9/01/07           4.125%          3,211
  Bank One Corp Sub Nt                1/30/13           5.25%           1,587
  Bank One N A Mtn # TR               1/15/08           3.70%           2,021
  Bear Stearns Cos Inc Nt             7/02/08           2.875%            325
  Bear Stearns Cos Inc Global Nt   1/15/07-10/28/10   4.00%-5.70%       7,575
  Bellsouth Cap Funding Corp          2/15/10           7.75%             590
  Bellsouth Corp Nt                  10/15/06           5.00%           1,485
  Bellsouth Telecommunicat Bnds       6/01/28           6.375             391
  Berkshire Hathaway Fin 144A        10/15/08           3.375%          2,776
  Boeing Co.                          8/15/24           7.95%           3,965
  Boeing Cap Corp Global Nt           1/15/13           5.80%           2,734
  Boeing Cap Corp Sr Nt               2/15/12           6.50%             437
  Bottling Group LLC Sr Nt           11/15/13           5.00%           4,338
  Bristol Myers Squibb                6/15/23           7.15%           2,177
  Bristol Myers Squibb Co Nt     10/01/06-10/01/11   4.75%- 5.75%       2,779
  British Telecommunications Nt      12/15/10           Step Up         2,827
  British Telecommunications PLC     12/15/30           Var             2,327
  Bunge Ltd Fin Corp Gtd Sr 144A     12/15/08           4.375%            518
  Burlington North Santa Fe           5/13/29           7.082%          1,120
  Burlington North Santa Fe Ry        1/02/20           7.16%             545
  Burlington Northn Santa Fe Nt       7/15/11           6.75%           1,698
  Burlington Northn Santa Fe 001      1/15/21           8.251%            501
  Burlingotn Res Inc Deb              2/15/26           6.875%            739
  Burlington Resources Finance    12/01/06-12/01/31   5.60%-7.40%       4,013
  CBA Cap TR I TR Pfd Secs           12/31/49           5.805%          1,863
  CBS Corp Cr Nt                      5/20/05           7.15%             830
  CIT Group Inc Sr Nt                 2/07/06           6.50%           1,624
  CIT Group Inc Global Sr Nt          2/21/06           4.125%          3,273
  CIT Group Inc Reorganized Sr       11/03/08           3.875%          1,155
  CRH Amer Inc Nt                    10/15/13           5.30%           3,567

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  CXS Corp Sr Nts                     3/15/11           6.75%           1,854
  Camden PPTY Tr Nt                  12/15/13           5.375%            743
  Campbell Soup Co Nt                12/03/12           5.00%             754
  Canadian National Railway Co       10/15/11           6.375%            871
  Canadian National Railway Co       10/15/31           7.375%          1,032
  Canadian Pacific Railway Co    10/15/11-10/15/31   6.25%- 7.125%      2,857
  Capital Auto Rec 02 2 Cl            7/15/05           3.82%             837
  Capital Auto Rec 03-3 A-34          1/15/08           2.96%           1,874
  Capital Auto Rec Asset Tr           9/15/05           Var             3,275
  Capital One Bk Mtn #TR 00112        2/01/06           6.875%            757
  Capital One Bk Mtn #TR 00177       12/01/08           4.25%           1,024
  Capital One Bk Mtn Sr #TR00174      5/15/08           4.875%          1,707
  Capital One Bk Mtn Sr #TR00176      9/15/10           5.75%             739
  Carramerica Rlty Corp Nts           7/01/04           7.20%           1,258
  Caterpillar Finl Svcs Tr#00741      1/30/06           2.65%             554
  Caterpillar Inc Nt                  5/01/11           6.55%             533
  Cendant Corp Sr Nt              1/15/08-3/15/10       6.25%           1,208
  Centerpoint Energy Houston          3/15/33           6.95%           2,147
  Centerpoint Energy LLC 144A         7/01/23           5.60%             641
  Centex Corp Sr Nt                  10/01/13           5.125%            502
  Champion Intl Corp Deb             11/01/25           7.35%           1,555
  Chase Manhattan Auto                3/15/06           3.49%           2,408
  Chevrontexaco Cap Co Gtd Nt         9/17/07           3.50%           1,648
  Chrysler Corp Sr Nts                3/01/27           7.45%             345
  Cincinnati Gas & Elec Co Deb        6/15/33           5.375%            224
  Cingular Wireless LLC Sr Nt        12/15/11           6.50%             546
  Citigroup Inc Global Sub Nt     8/27/12-2/22/33    5.625%-6.625%      8,490
  Citigroup Inc Global Sr Nt      5/10/06-2/01/08    3.50%- 5.75%       6,591
  Citigroup Inc Global Sr Nt          1/18/11           6.50%           8,425
  Citigroup Inc Global Sr Nt          2/01/08           3.50%           1,017
  Citigroup Inc Global Sr Nt      6/30/05-3/06/07    4.125%-5.00%       3,581
  Citigroup Inc Nts               6/01/25-2/15/98       6.875%          1,222
  Citibank Cr Card 03 A5 Int          4/07/08           2.50%           2,445
  Citibank Cr Card Master TR991A      2/15/06           5.50%           1,181
  Citizens Communications Co B        8/15/31           9.00%             680
  Citizens Communications Co Nt       5/15/06           8.50%             819
  Clear Channel Comm Inc Nt          11/01/06           6.00%             540
  Clear Channel Comm Inc Sr Nt        5/15/11           4.40%             907
  Cleveland Elec Illum Co 144A       12/15/13           5.65%             973
  Coca-Cola Co Nts                    4/30/09           5.75%           5,074

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  Coca-Cola Enterprises               9/15/28           6.75%           1,682
  Coca-Cola Enterprises Inc Nt        5/15/07           5.25%           1,297
  Coca-Cola HBC Fin B V Nt 144A       9/17/15           5.50%             954
  Columbus Southn Pwr Co Sr Nt        3/01/33           6.60%           1,279
  Comcast Cable Communs Inc Nt        1/30/11           6.75%           5,626
  Comcast Corp New Nt             1/15/10-3/15/33     5.50%-7.05%       8,625
  Commerce Group Inc MASS Sr Nt      12/09/13           5.95%           2,025
  Compaq Computer Corp Nt             8/01/05           7.65%             648
  Conagra Inc Sr Nts                  8/01/27           6.70%           1,492
  Conagra Foods Inc. Nt               9/15/11           6.75%             979
  Conoco Phillips Nt             10/15/07-10/15/32   3.625%-5.90%       5,064
  Conoco Fdg Co Nt               10/15/11-10/15/31   6.35%- 7.25%       8,387
  Conoco Inc Sr Nts                   4/15/29           6.95%             804
  Consolidated Nat Gas 01 Ser A       4/15/11           6.85%           1,688
  Continental Airls 97-4 CL 4A        1/02/18           6.90%             751
  Continental Airls 99-2 CL A-1       3/15/20           7.256%            562
  Continental Cablevision Inc         9/15/05           8.875%          1,103
  Corporate PPTY Invs Nt              3/15/16           7.875%          2,870
  Costco Whsl Corp New Sr Nt          3/15/07           5.50%             269
  Countrywide Home Lns Mtn            8/01/06           5.50%           2,642
  Countrywide Home Lns Mtn            5/21/08           3.25%           1,344
  Cox Communications Inc New Nt      11/01/10           7.75%             951
  Cox Communications Inc New Nt      10/01/12           7.125%          2,166
  Cox Enterprises Inc Nt 144A         5/0/08            4.375%          2,618
  Credit Suisse FB Inc Nt            11/15/11           6.125%            267
  Credit Suisse FB USA Inc Nt         1/15/12           6.50%             689
  Credit Suisse FB USA Inc Sr Nt      1/15/09           3.875%         10,417
  Credit Suisse FB USA Nts            8/01/06           5.875%          2,159
  DTE Energy Co Nt                    6/01/06           6.45%             432
  DTE Energy Co Sr Nt                 4/15/33           6.375%            989
  Daimlerchrysler Auto                9/06/06           5.32%           1,975
  Daimlerchrysler Auto               12/06/06           4.63%           1,131
  Daimlerchrysler Auto Tr            11/08/06           2.56%           1,041
  Daimlerchrysler Auto Tr            10/08/09           2.88%           1,331
  Daimlerchrysler North Amer Nt       9/01/09           7.20%           1,338
  Daimlerchrysler NA Hldg Corp        6/04/08           4.05%           2,065
  Daimlerchrysler NA Hldg Corp        1/15/12           7.30%           2,975
  Daimlerchrysler N A Hldg Sr Nt     11/15/13           6.50%           4,450
  Daimler Chrysler NA Hldg Corp       1/20/05           7.40%           1,913
  Daimler Chrysler NA Hldg Nt         5/15/06           6.40%           1,885
  Daimler Chrylser Hldg Corp Nt       1/18/31           8.50%           1,074
  Deere John Cap Corp Nt              3/15/12           7.00%           1,381

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  Deere & Co Global Nt                4/25/14           6.95%             825
  John Deere Capital Corp Notes       8/22/07           4.50%           1,035
  Delphi Corporation Del Nt           8/15/13           6.50%           1,971
  Delta Airlines Inc              11/18/10-9/18/11   7.111%-7.57%         595
  Detroit Edison Co Sr Nt         10/01/10-10/15/12  5.20%-6.125%       1,267
  Deutsche Telekom Intl Fin BV     6/15/05-6/15/30      Var             8,128
  Deutsche Telekom Intl Fin BV     7/22/13-6/01/32   5.25%-9.25%        2,495
  Developers Diversified Corp         8/01/10           4.625%            936
  Devon Energy Corp New Sr Nt         8/01/06           2.75%             825
  Devon Energy Corp Sr Deb            4/15/32           7.95%           1,744
  Devon Fing Corp ULC Nt              9/30/11           6.875%          1,647
  Devon Fing Corp ULC Deb             9/30/31           7.875%          2,824
  Diageo PLC Nt                      11/19/07           3.50%           1,156
  Discover Card Mstr 95-1 CL          2/16/07           Fltg            1,301
  Disney Global Bonds                 3/30/06           6.75%           2,545
  Disney Walt Co Mtn                  3/01/12           6.375%          1,701
  Dominion Res Inc Del Nt             9/17/12           5.70%           1,063
  Dominion Res Inc Del Sr Nt          8/01/33           5.25%           2,709
  Dominion Res Inc Del Sr Nt D       12/15/09           5.125%            407
  Dominion Res Inc VA New Sr Nt       7/15/05           7.625%          1,080
  Dominion Res Inc VA Ser A           6/15/10           8.125%            647
  Dow Chem Co Nt                  2/01/11-10/01/12    6.00%-6.125%      3,868
  Dow Chem Co Global Nt              12/15/08           5.75%           1,424
  DuPont EI de Nemours & Co Nt       10/15/09           6.875%          1,733
  DuPont EI de Nemours & Co Nt       11/15/12           4.75%             812
  Duke Cap Corp Sr Nt             2/15/13-2/15/32     6.25%-6.75%         630
  Duke Energy Corp Nt                12/08/05           Var             1,235
  Duke Energy Corp Sr Nt          1/15/12-11/30/12    5.625%-6.25%      2,621
  Duke Energy Corp Mtg Bd             4/01/10           4.50%             975
  Duke Energy Corp 1st & Ref Mtg      3/05/08           3.75%           1,913
  Duke Energy Field Svcs LLC          8/16/10           7.875%          3,921
  Duke-Weeks Rlty Ltd Partnrship      3/15/05           6.875%          1,535
  EOP Oper LTD Partnership Nt         1/15/04           6.50%           1,112
  EOP Oper LTD Partnership Nt         3/15/06           8.375%          1,534
  EOP Oper Ltd Partn Gtd Nt           7/15/11           7.00%             338
  EOP Operating LP Nts                2/15/12           6.75%           2,835
  ERP Oper L P                        8/15/26           7.57%           1,393
  ERP Operating LP Nts                4/13/15           6.63%           1,139

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  Electronic Data Sys Corp Nt    10/15/09-10/15/29    7.125%-7.45%      1,062
  Electronic Data Sys Corp New        8/01/13           6.00%             244
  Entergy Miss Inc 1st Mtg Bds        4/01/08           4.35%           1,221
  Emerson Elec Co Nt                 11/01/05           6.30%             866
  Emerson Elec Co Nt                  6/01/05           7.875%          1,733
  Emerson Electric Co Nt              8/15/32           6.00%             723
  Evans Withcombe Res Nts             4/15/04           7.50%           1,036
  Exelon Corp Sr Nt                   5/01/11           6.75%           2,723
  Exelon Generation Co LLC            1/15/14           5.35%           1,805
  FMR Corp Debs                       6/15/29           7.57%           1,044
  Federated Dept Stores Inc
   Del                           9/01/08-4/01/29    6.625%- 6.90%       1,791
  First Chicago Corp Sub Nt           1/30/09           6.375%          1,657
  First Sec Corp Del Sr Nt           11/15/06           6.875%          5,025
  First Un Natl Bk Mtn                8/18/10           7.80%             747
  Firstar Bk Na Cincinnati Oh Nt     12/01/09           7.125%          2,733
  First Energy Corp Nt Ser A         11/15/06           5.50%           1,268
  First Energy Corp Nt Ser B         11/15/11           6.45%             331
  First Energy Corp Nt Ser C         11/15/31           7.375%          3,312
  First USA CR CD Mstr 99-3 CL A     12/19/06           Var             1,300
  First USA Cr Ser 97-5 CL A          4/17/07           Var             1,300
  FleetBoston Finl Corp Sr Nt         9/15/05           7.25%           1,169
  FleetBoston Finl Corp Sr Nt        12/01/06           4.875%          3,652
  FleetBoston Finl Corp Sr Nt         2/15/08           3.85%           1,269
  Florida Pwr Corp 1st Mtg Bd        12/01/15           5.10%             377
  Ford Mtr Co Del Deb                10/01/28           6.625%          2,915
  Ford Mtr Co Del Gbl Landmark        7/16/31           7.45%           4,527
  Ford Mtr Cr Co Gbl Landmark         2/01/06           6.875%          4,279
  Ford Mtr Cr Co Gbl Landmark        10/25/11           7.25%           3,191
  Ford Mtr Cr Co Gbl Landmark         6/15/10           7.875%          1,933
  Ford Mtr Cr Co Gbl NT              10/01/08           5.625%          2,766
  Ford Mtr Cr Co Global Land Sec     10/28/09           7.375%          4,836
  Ford Mtr Cr Co Global Secs          1/25/07           6.50%           6,677
  France Telecom SA Nt                3/01/11           Step              994
  France Telecom SA Nt                3/01/06           Step            2,305
  France Telecom SA Nt                3/01/31            Var            3,083
  Fuji Fin Cayman Ltd Sub 144A        4/15/10           8.625%            848
  Fund Amern Cos Inc Gtd Sr Nt        5/15/13           5.875%          1,008
  GE Global Ins Hldg                  6/15/30           7.75%             578
  GE Global Ins Hldg Corp             2/15/26           7.00%             377

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

 Corporate Debt Instruments:
  GG1B Fdg Corp Secd Lease Oblig      1/15/11           7.43%             252
  GMAC Deb                           12/01/12          Zerocpn            903
  GMAC Nt                             1/19/10           7.75%           2,069
  GTE Corp                            4/15/28           6.94%           1,410
  General Dynamics Corp Nt       5/15/06-5/15/08     2.125%-3.00%       3,598
  General Elec Cap Mtn                2/22/11           6.125%            824
  General Elec Cap Mtn           1/15/08-3/15/32     4.25%- 6.75%       3,946
  General Elec Co Nt                  2/01/13           5.00%          17,800
  General Elec Corp Mtn               5/01/08           3.50%           6,803
  General Mls Inc Nt             2/15/07-2/15/12     5.125%-6.00%       3,815
  General Mtrs Accep Corp Nt     1/15/06- 9/15/11    6.75%- 6.875%      4,411
  General Mtrs Accep Corp Nt     1/15/06-11/01/31    6.75%- 8.00%      12,687
  General Mtrs Accep Corp Sr Nt  8/28/07-2/01/12     6.125%- 7.00%      6,813
  General Mtrs Corp Sr Deb       7/15/23-7/15/33     8.25%-8.375%       4,299
  General Mtrs Corp Sr Nt        7/15/13-3/01/21     7.125%-8.80%       1,447
  Gettu Paul J TR Taxable SER        10/01/33           5.875%            939
  Gillette Co Nt                      3/15/08           2.875%            405
  Golden West Finl Corp Del Sr        8/15/07           4.125%          1,037
  Goldman Sachs Group Inc            10/15/13           5.25%           1,823
  Goldman Sachs Group Inc Nt     8/17/05-1/15/11     6.875%-7.625%      4,352
  Goldman Sachs Group Inc Sr Nt       9/01/12           5.70%           2,578
  Goldman Sachs Group Inc Sr Nt       1/15/12           6.60%           5,702
  Goldman Sachs Group Inc Sr Nt       7/15/13           4.75%           1,068
  Goldman Sachs Group Inc Sr Nt       2/15/33           6.125%          1,187
  Greenpoint Finl Corp Sr Nt          6/06/08           3.20%             483
  Grupo Televisa SA De CV Sr Nt       9/13/11           8.00%             397
  HBO PLC Mtn Sr Nts                  1/12/07           3.125%          2,997
  HBOS PLC Mtn Sr                     9/30/08           3.75%           1,209
  HSBC Cap Fdg Dlr 2 LP              12/29/49           Var             2,410
  Harley Davidson Tr 01-1 CL A2       1/15/09           5.27%             610
  Harrahs Oper Inc Gtd Sr Nt          1/15/09           7.50%             636
  Harrahs Oper Inc Sr Nt              6/01/07           7.125%            601
  Hartford Life Inc Sr Nt             3/01/31           7.375%            140
  Health Care Reit Inc Nt             9/12/12           8.00%           1,151
  Heinz H J Fin Co Gtd Nt             3/15/32           Var               791
  Hertz Corp Nt                       6/01/12           7.625%          2,269
  Highmark Inc Sr Nt 144A             8/15/13           6.80%           2,370
  Home Depot Inc Sr Nt                9/15/04           6.50%             684
  Household Fin Corp                 12/15/08           4.125%          2,015
  Household Fin Corp Global Nt        7/15/13           4.75%           1,941

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  Household Fin Corp Nt          5/15/11-10/15/11    6.375%-6.75%      10,513
  Household Fin Corp Nt          1/24/06-5/15/12     5.75%- 7.00%       8,277
  Household Finance Corp Sr Nts       9/25/04           5.875%            434
  Household Intl Inc Sr Nt            2/15/06           8.875%          1,584
  Huntington Natl Mtn                10/16/06           2.75%             956
  Husky Energy Inc                    6/15/12           6.25%           1,076
  Hutchison Whampoa Intl 144A        11/24/33           7.45%           1,612
  Hydro-Quebec                        4/01/16           7.50%           2,586
  Ing Bank N V Sub Nt 144A            5/01/15           5.125%            489
  Imperial TOB Overseas BV            4/01/09           7.125%            887
  Intelsat Ltd Sr Nt 144A            11/01/13           6.50%             511
  Inter Amern Bk Mtn                  1/18/06           5.375%          4,727
  International Bk Recon & Dev        1/27/05           7.00%           6,363
  IBM Corp                           10/30/25           7.00%           1,648
  International Business Machs   10/01/06-11/29/32   4.875%-5.875%      2,153
  International Business Machs
    Corp                             11/29/12           4.75%           1,549
  International Lease Fin Corp        9/15/08           4.35%           4,918
  International Paper Co Nt           7/08/05           8.125%            817
  International Paper Co Nt          10/30/12           Var             1,993
  International Paper Co Sr Nt        1/15/09           4.25%             500
  J P Morgan Chase & Co Gbl Nt        2/01/11           6.750%          1,289
  J P Morgan Chase & Co Global Sr     5/30/07           5.25%           3,199
  J P Morgan Chase & Co Nt            3/01/07           5.35%           7,208
  J P Morgan Chase & Co Sr Nt     5/01/08-5/01/15    3.625%-5.25%       3,558
  J P Morgan Chase & Co Sub Nt        1/02/13           5.75%           2,839
  Jersey Cent Pwr & Lt Co             6/15/18           4.80%           1,201
  Johnson Ctls Inc Nt                 9/15/13           4.875%            502
  Kellogg Co Nt Ser B                 4/01/06           6.00%           2,517
  Kellogg Co Nt Ser B                 4/01/11           6.60%             973
  Kellogg Co Deb Ser B                4/01/31           7.45%           2,300
  Key Bk Na Mtn #SB 00004             2/01/11           7.00%           1,254
  Kimberly Clark Corp Bd              2/15/12           5.625%            640
  Kinder Morgan Energy Partners       8/15/33           7.30%           2,326
  Korea Dev Bk Nt                    11/16/06           5.25%             699
  Korea Dev Bk Nt                     9/10/13           5.75%           2,526
  Korea Elec Pwr Corp Nt              9/12/07           4.25%             814
  Kraft Foods Inc Global Nt          11/01/06           4.625%          1,565
  Kraft Foods Inc Global Nt          11/01/11           5.625%          2,807
  Kraft Foods Inc Global Nt          11/01/31           6.500%          1,670

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  Kraft Foods Inc Nt                  6/01/07           5.25%           1,701
  Kraft Foods Inc Nt                  6/01/12           6.25%           2,226
  Kraft Foods Inc Nt                 10/01/08           4.00%           1,647
  Kroger Co Sr Deb                    9/15/25           8.00%           2,886
  Kroger Co Sr Nt Ser B               6/01/09           7.25%           1,888
  Kroger Co Sr Nt Ser B               6/01/29           7.70%             349
  Lehman Bros Hldgs Inc Gbl Nt        1/22/08           4.00%           2,186
  Lehman Bros Hldgs Inc Nt            5/15/06           6.25%           2,345
  Lehman Brothers Hldgs Tr            1/18/12           6.625%          5,191
  Lehman Brothers Holding Nts         2/05/06           6.625%            815
  Liberty Media Corp Sr Deb           2/01/30           8.25%           1,393
  Liberty Media Corp Sr Nt            7/15/29           8.50%             932
  Liberty Media Corp New Sr Nt        9/25/06           3.50%             753
  Liberty Media Corp New Sr Nt        5/15/13           5.70%             303
  Liberty Media Corp New Sr Nt        9/17/06           Var             2,877
  Lockheed Martin Corp Deb           12/01/29           8.50%           5,837
  Loews Corp                          6/01/23           7.625%            513
  Loral Corp Deb                      9/15/23           7.00%           1,096
  MBNA Amer Bk Natl Assn              6/15/12           6.625%            551
  MBNA Amer Bk Mtn                    9/15/05           7.75%           1,636
  MBNA Corp Sr Mtn                    6/15/15           5.00%             901
  MBNA Master Cr Cd 97-C CL A         8/15/06           Fltg            1,300
  Marathon Oil Corp Nt                6/01/07           5.375%          1,326
  Massmutual Global Fdg II 144A       7/15/08           2.55%             974
  Maytag Corp Mtn                     5/15/15           5.00%           1,665
  McDonalds Corp Mtn                  4/30/07           5.375%            536
  Meadwestvaco Corp Nt                4/01/12           6.85%           3,422
  Mercantile Bankshares Corp Nt       4/15/13           4.625%          1,771
  Merck & Co Inc Mtns Tr              5/13/37           5.76%             550
  Merrill Lynch & Co Inc Nts          2/17/09           6.00%           3,101
  Merrill Lynch & Co Mtn              4/21/08           3.70%           5,283
  Metropolitan Edison Co Nt           3/15/13           4.95%             635
  Meyer Fred Inc Del New Nts          3/01/05           7.375%          1,060
  Meyer Fred Inc Del New Nts          3/01/08           7.45%             876
  Mexico United Mexican Sts Bd       12/30/19           8.125%          1,675
  Midamerican Energy Hldgs Co        10/01/12           5.875%          1,218
  Morgan Stanley DW & Co Gl Nt    4/15/06-4/15/11   6.10%- 6.75%        7,630
  Morgan Stanley DW & Co Nt           4/01/12           6.60%           2,092

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  Morgan Stanley Nt                   4/01/07           5.80%           4,814
  Motorola Inc Nts                   11/15/10           7.625%          1,177
  Nabisco Inc Debs                    6/15/15           7.55%           1,171
  National City Bk Mtn                2/15/11           6.30%             425
  National City Corp Sub Deb          5/15/19           6.875%          1,844
  National Rural Utils Coop           2/15/08           3.875%          1,793
  National Rural Utils Coop Fin       3/01/12           7.25%           2,409
  News America Hldgs Bds             10/17/36           8.15%             372
  News Amer Hldgs                     2/01/13           9.25%           1,172
  News Amer Hldgs Inc                12/01/45           7.75%             177
  News Amer Hldgs Inc Sr Deb         10/30/25           7.70%             582
  News Amer Inc Gtd Sr Deb           11/30/28           7.625%          2,054
  News Amer Inc Gtd Sr Debs           4/08/28           7.125%          1,094
  News Amer Inc Gtd Sr Debs           4/30/28           7.30%              45
  News Amer Inc Gtd Sr Nt             3/15/33           6.55%             130
  News Amer Inc Sr Debs               6/30/28           7.28%             724
  New York St Elec & Gas Corp         5/01/23           5.75%           1,711
  Newell Rubbermaid Inc Nt            5/01/10           4.00%             773
  Nexen Inc Nt                       11/20/13           5.05%           1,644
  Niagara Mohawk Pwr Corp Sr Nts     10/01/08           7.75%             864
  Nisource Fin Corp Gtd Nt           11/01/06           3.20%           1,204
  Nissan Auto Rec                     2/15/07           4.80%             966
  Nissan Auto Receivables 03C A3      3/15/07           2.23%           1,956
  Norfolk Southn Corp Unsecd Deb      3/01/21           9.00%             457
  Norfolk Southn Corp Sr Nt           2/15/31           7.25%           1,278
  Northrup Grumman Corp Deb           2/15/31           7.75%             607
  Northrup Grumman Corp Deb           3/01/26           7.875%          1,328
  Northrup Grumman Corp Nt            2/15/11           7.125%          1,097
  Northwest Airls Passthru 99-2       9/01/20           7.575%            165
  Occidental Pete Corp Sr Debs        4/01/28           7.20%             378
  Occidental Pete Corp Nt             1/15/07           5.875%            337
  Occidental Pete Corp Nt             1/15/12           6.75%             960
  Occidental Petroleum Nts            2/15/29           8.45%             524
  Oil Ins Ltd Deferrable 144A         8/15/33           Var               719
  Oncor Elec Delivery Co Deb          9/01/22           7.00%           3,015
  Oncor Elec Delivery Co Sr Secd      1/15/15           6.375%            868
  PSEG Pwr LLC Sr Nt                  4/15/31           8.625%            656
  Panhandle Eastn Pipe Line 144A      8/15/08           4.80%           1,416
  Peco Energy 99-A CL A-4             3/01/07           5.80%           3,071
  Peco Energy Co 1st & Ref Mtg        5/01/08           3.50%           1,265

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  Pemex Proj Fdg Master Tr Gtd       11/15/11           Step            8,162
  Pemex Proj Fdg Master Tr Gtd        2/01/22           Var             1,086
  Pepsi Bottling Grp Inc Gtd Sr       3/01/29           7.00%             979
  Pepsi Bottling Hldgs Nt             2/17/04           5.375%          1,130
  Petrobas Intl Fin Co Sr Nt          7/06/11           9.75%           1,293
  Petro CDA Sr Nt                     7/15/33           5.35%             267
  Petroliam Nasional Bhd Bd          10/18/06           7.125%          1,559
  Petroliam Nasional Bhd Bd          10/15/26           7.625%          1,151
  Petronas Cap Ltd Euro Gtd           5/22/22           7.875%          1,274
  Philip Morris Cos Inc               2/01/06           6.375%          1,067
  Philip Morris Debs                  1/15/27           7.75%             623
  Phillips Pete Co Nt                 5/25/10           8.75%             761
  Placer Dome Inc Deb                10/15/35           6.45%           1,745
  Procter & Gamble Co Deb             9/01/24           8.00%           2,042
  Procter & Gamble ESOP Deb Sr        1/01/21           9.36%           3,275
  Procter & Gamble Co Sr Nt           8/15/08           4.30%             745
  Progress Energy Inc Sr Nt           3/01/31           7.75%           1,274
  Progress Energy Inc Sr Nt           3/01/06           6.75%             504
  Progress Energy Inc Sr Nt           3/01/11           7.10%           1,649
  Progress Energy Inc Sr Nt          10/30/31           7.00%           1,024
  Protective Life Mtn                11/24/08           3.70%             413
  Provident Co Bds                    7/15/18           7.00%             672
  Public Svc Co Colo 1st Ser 14      10/01/08           4.375%          2,306
  Public Svc Co New Mexico Sr Nt      9/15/08           4.40%           1,042
  Pulte Homes Inc Sr Nt               2/15/13           6.25%             494
  Pulte Homes Inc Sr Nt               6/15/32           7.875%            998
  Raytheon Co Bonds                   8/15/27           7.20%           1,174
  Raytheon Co Nts                     8/15/07           6.75%              28
  Raytheon Co Nts                    11/01/08           6.15%           3,695
  Reed Elsevier Capital Bonds         8/01/11           6.75%             687
  Republic Svcs Inc Nt                8/15/11           6.75%             658
  Rio Tinto Fin USA Ltd               9/30/08           2.625%            476
  Rohm & Haas Co Deb                  7/15/29           7.85%           1,375
  Royal Bk Scotland Sub Nts          10/01/14           5.00%             825
  Royal KPN NV Nt                    10/01/30           8.375%          1,076
  Royal KPN NV Nt                    10/01/10           8.00%             869
  SBC Commn Inc Global Nt             8/15/12           5.875%          3,752
  SBC Communications Inc Gl Nt        3/15/11           6.25%           5,616
  SLM Corp Mtn                        3/17/08           3.625%          1,392
  SLM Corp Mtn                        1/15/09           4.00%           5,580

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  SLM Corp Mtn                        8/01/33           5.625%            488
  SP Powerassets Ltd                 10/22/08           3.80%           1,078
  Safeway Inc Nt                      8/15/12           5.80%             816
  Salomon Smith Barney Hldgs Nt       2/15/08           6.50%             733
  Santander Finl Sub Nts              2/15/11           6.375%            670
  Scana Corp Mtn Trnahce              5/15/11           6.875%          1,140
  Science Application Intl Corp       7/01/33           5.50%           1,238
  Shopping Ctr Assocs Sr Nt           1/15/04           6.75%             601
  Signet Bk Mtn Sub Bk                9/15/06           7.80%           2,875
  Simon PPTY Group LP Nt             11/15/07           6.375%          1,454
  Southern Calif Edison Co            2/15/07           8.0%            1,144
  Sprint Cap Corp                     5/01/19           6.90%           2,389
  Sprint Cap Corp Nt              3/15/12-3/15/32   8.375%- 8.75%       6,481
  Sprint Cap Corp Gtd Nt              1/15/07           6.00%           3,842
  Standard Chartered Bk               5/30/31           8.00%           1,147
  Sumitomo Mitsui Bk Corp Sub Nt      6/15/12           8.00%             923
  Sunamerica Inc Debs                 7/31/97           5.60%             440
  Suncor Energy Inc Nt               12/01/34           5.95%             595
  Suntrust Bks Inc Sub Nts            2/15/26           6.00%           2,079
  Sysco Corp Sr Nt                    6/15/05           6.50%           1,067
  TCI Commun Inc                      8/01/05           8.00%           1,685
  TCI Commun Inc                      8/01/15           8.75%           1,984
  TCI Communications Inc Nts          2/15/06           6.875%          1,406
  TCI Communications Inc Debs         2/15/28           7.125%          1,229
  TCI Communications Inc Debs         2/15/26           7.875%            438
  TIAA Global Mkts Inc Nt             1/22/08           3.875%          1,833
  TXU Australia Hldgs                11/15/13           6.15%           3,247
  TXU Energy Co LLC Sr Nt             3/15/13           7.00%           1,237
  Tampa Elec Co Nt                    8/15/12           6.375%            493
  Target Corp Nt                      3/01/12           5.875%          2,114
  Telecom Italia Cap Gtd Sr          11/15/13           5.25%           1,455
  Telecom Italia Sr Nt               11/15/33           6.375%          1,533
  Tele Norte Leste Partici           12/18/13           8.00%           1,289
  Telefonica Europe BV US Nt          9/15/30           8.25%           1,071
  Telefonos De Mexico S A            11/19/08           4.50%           2,122
  Texaco Cap Inc                      3/15/20           9.75%           1,816
  Texas Eastn Transmission Corp       7/15/07           5.25%           1,242
  Thomson Corp                        2/01/08           5.75%             444
  Time Warner Cos Inc                 6/15/05           7.75%           2,373
  Time Warner Entmt Co LP             7/15/33           8.375%          2,310

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  Time Warner Inc Bnds                5/15/29           6.625%            871
  Time Warner Inc Nt                  5/01/05           5.625%            565
  Toyota Motor Credit Nts            12/15/08           5.50%             601
  Toyota Motor Cr Corp Nt             8/01/08           2.875%          1,759
  Toyota Motor Cr Corp Nt            12/15/10           4.35%             126
  Toys R Us Inc Nt                    4/15/13           7.875%            935
  Transocean Sedco Forex Inc Nt       4/15/31           7.50%           1,144
  Turner Broadcasting Systems         7/01/13           8.375%          1,651
  Tyson Foods Inc Bonds               1/15/28           7.00%             962
  UFJ Fin Aruba A E C Gtd Nt          7/15/13           6.75%           3,626
  US Bancorp Mtn                      7/15/07           5.10%             649
  US Bancorp Mtn                      8/23/07           3.95%           2,056
  US Bk Natl Assn Mtn                 8/01/11           6.375%          1,245
  USA Ed Inc Mtn                      4/10/07           5.625%            271
  USA Networks Inc/Usani LLC Nt      11/15/05           6.75%             378
  Unilever Cap Corp                  11/01/05           6.875%          3,058
  Unilever Cap Corp                  11/01/10           7.125%            929
  Union Bancal Corp Sub Nt           12/16/13           5.25%             958
  Union Pacific Corp Bds              2/01/29           6.625%          1,168
  Union Pac Corp Nt                   1/15/11           6.65%           1,985
  Union Pac Corp Nt                   4/15/12           6.50%             876
  Union Pac Res Group Inc Deb         5/15/28           7.15%           2,718
  Union Pac Res Group Inc Nt          5/15/05           6.50%             530
  Union Pac RR Co 01-1                1/27/22           6.63%           1,424
  Unitedhealth Group Inc Nt           1/17/07           5.20%             802
  United States Cellular Corp Sr     12/15/33           6.70%           1,637
  United Technologies Corp Deb        9/15/29           7.50%           1,418
  United Technologies Corp Nt         9/15/06           7.00%             834
  United Technologies Corp Nt         3/01/11           6.35%           1,896
  Valero Energy Corp Nt               4/15/07           6.125%            521
  Verizon Global Fdg Corp Global      9/01/12           7.375%          2,082
  Verizon Global Fdg Corp Nt         12/01/05           6.75%           1,895
  Verizon Global Fdg Corp Nt          6/15/07           6.125%          3,270
  Verizon Global Fdg Corp Nt          1/15/08           4.00%             509
  Verizon Global Fdg Corp Nt         12/01/30           7.75%           1,462
  Verizon Global Fdg Corp Nt          6/15/32           7.75%             380
  Verizon Global Fdg Corp Bd          6/15/12           6.875%          1,774
  Verizon New Eng Inc Deb             9/15/11           6.50%           3,908
  Verizon New York Inc Deb Ser A      4/01/12           6.875%          1,442
  Verizon New York Inc Deb Ser A      4/01/32           7.375%          1,469
  Verizon PA Inc Deb Ser A           11/15/11           5.65%           3,499

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Corporate Debt Instruments:
  Verizon Wireless Cap LLC Nt        12/15/06           5.375%            704
  Viacom Inc Sr Nt                1/30/06-8/15/12   5.625%- 6.40%       2,562
  Virginia Elec & Pwr Co Sr Nt        2/01/07           5.375%          1,679
  Virginia Elec & Pwr Co Sr Nt        3/01/13           4.75%             738
  Vodafone Airtouch PLC Nt            2/15/10           7.75%           2,029
  Vodafone Group PLC New Nt           1/30/08           3.95%             979
  Wachovia Corp 2nd New Global       11/01/06           4.95%           5,352
  Wachovia Corp 2nd New Nt            8/15/08           3.50%           3,192
  Wachovia Corp New                  10/01/25           6.605%          1,189
  Wal Mart Stores Inc Nt              5/01/13           4.55%           2,832
  Wal Mart Stores Inc Nt              2/15/30           7.55%           2,575
  Wal Mart Stores Inc Global Bd       7/12/07           4.375%          1,221
  Washington Mut Bk Mtn               6/15/11           6.875%          1,979
  Washington Mut Bk Mtn               1/15/13           5.50%             718
  Washington Mut Inc Sr Nt            1/15/07           5.625%          3,737
  Waste Mgmt Inc Del Sr Nt            8/01/10           7.375%            981
  Waste Mgmt Inc Del Sr Nt            5/15/32           7.75%           4,438
  Wells Fargo & Co New Nt             2/15/07           5.125%          8,134
  Wells Fargo & Co Ne Sub Nt          9/10/12           4.00%           1,405
  Wells Fargo & Co New Global Nt      4/04/08           3.50%           1,552
  Wells Fargo & Co New Sub Nt        11/15/14           5.00%           1,106
  Wells Fargo & Co New Sub Nt         8/01/11           6.375%            557
  Wells Fargo Bk NA Nt                2/01/11           6.45%           3,068
  Westinghouse Cr Corp Nt             6/14/14           8.875%          2,582
  Weyerhaeuser Co Deb                 7/15/23           7.125%            904
  Weyerhaeuser Co Nt                  3/15/07           6.125%          4,271
  Weyerhaeuser Co Nt                 12/15/09           5.25%           1,327
  Weyerhaeuser Co Nts                 3/15/12           6.75%           2,271
  Weyerhaeuser Co Nts                 3/15/32           7.375%          1,813
  Wyeth Sr Nt                         2/01/14           5.50%           2,352
  Wyeth Sr Nt                         2/01/24           6.45%           1,172
  Wyeth Sr Nt                         2/01/34           6.50%             201
  XCEL Energy Inc Minn Sr Nt         12/01/10           7.00%           1,402
  XL Cap Fin Europe PLC Sr Nt         1/15/12           6.50%             907

  Other Investments:
  Financement Quebec                 10/25/12           5.00%           1,644
  Illinois St Txbl                    6/01/33           5.10%           3,493
  Illinois St Taxable Pension         6/01/23           4.95%           1,272
  Italy Rep Global Nt                 3/31/06           2.50%           1,932

                                                       Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                     Maturity          Interest      Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
FIXED INCOME FUND (Cont'd.)

  Other Investments:
  Italy Rep Nt                       12/15/06           2.75%           5,875
  Italy Rep Nt                        9/14/07           3.625%          2,088
  Malaysia Nt                         7/15/11           7.50%             656
  Mexico United Mexican Sts US$       5/15/26          11.50%          10,075
  New Jersey St Tpk Auth Tpk Rev      1/01/16           4.252%            604
  Ontario Prov CDA Nt                 5/02/08           3.125%          4,607
  Oregon St Taxable-Pension           6/01/23           5.762%          1,625
  Prov of British Columbia           10/03/06           4.625%          4,430
  Prov of New Brunswick              10/23/07           3.50%           1,520
  Prov of Nova Scotia                 2/27/12           5.75%           2,357
  Prov of Ontario                     7/17/12           5.125%          1,772
  Prov of Quebec                      1/22/11           6.125%          3,245
  Prov of Quebec                      2/09/24           7.125%          2,031
  Prov of Quebec                      7/22/36           Step            1,439
  Prov of Quebec                      9/15/29           7.50%           2,396
  South Africa Rep Nt                 4/25/12           7.375%            892
  United Mexican Sts Mtn              1/14/11           8.375%          5,807
  United Mexican Sts Mtn              9/24/22           8.00%          11,810
  Wisconsin St Gen Rev Txb-Ser A      5/01/13           4.80%             463
  Wisconsin St Gen Rev Txb-Ser A      5/01/26           5.70%           1,267

  Common/Collective Trust:
  TBC Inc. Pooled Emp Daily          12/31/99           Var            48,066
                                                                     --------

  Total Investment Contracts                                       $1,363,380
                                                                   ==========

                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
**Common/Collective Trusts
  TBC Inc. Daily Liquidity Fund   $22,291                            $ 22,291
                                                                     ========

                          ** Parties-in-interest

                                                      Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                         Value
          -----------            ------------                        --------
LEHMAN BROTHERS AGGREGATE BOND
INDEX FUND - Common/collective
trust

Lehman Aggregate Fund               1,394                            $ 22,683
                                                                     ========

S&P 500 LARGE STOCK INDEX FUND -
Common/collective trust

S&P 500 Fund                        9,303                            $257,837
                                                                     ========

SIP MANAGED INTERNATIONAL STOCK
FUND - Common/collective trust

EAFE Equity Index                     600                            $  7,231
Emerging Mkts. Index                   83                                 761
                                                                     --------
     Total                                                           $  7,992
                                                                     ========

RUSSELL 2000 FUND - Common/
collective trust

Russell 2000 Fund                   3,268                            $ 54,388
                                                                     ========

**KODAK STOCK FUND - Common stock

Eastman Kodak Company Common
  Stock                             4,141                            $104,920
                                                                     ========

**Common/Collective Trust
TBC Inc. Daily Liquidity Fund     $ 3,402                            $  3,402
                                                                     ========

PIMCO TOTAL RETURN FUND - Mutual
fund

PIMCO Total Return
  Fd. - Inst.                       2,983                            $ 32,000
                                                                     ========

                          ** Parties-in-interest

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
MSIF TRUST HIGH YIELD FUND -
Mutual fund

MSIF High Yield
  Portfolio                         2,985                            $ 16,176
                                                                     ========

FIDELITY PURITAN FUND - Mutual
fund

Fidelity Puritan Tr
  Puritan Fund                      3,612                            $ 66,572
                                                                     ========

**T. ROWE PRICE EQUITY INCOME
FUND - Mutual fund

T. Rowe Price Equity
  Income Fund                       2,319                            $ 55,839
                                                                     ========

FIDELITY GROWTH AND INCOME
FUND - Mutual fund

Fidelity Securities Fund
  Growth & Income Portfolio         1,561                            $ 55,468
                                                                     ========

PUTNAM VISTA FUND - Mutual fund

Putnam Vista Fund Inc. CL           2,674                            $ 22,141
                                                                     ========


                          ** Parties-in-interest

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
**T. ROWE PRICE SMALL-CAP VALUE
FUND - Mutual fund

T. Rowe Price Small Cap. Value
  Fund Inc. Cap. Stk.               3,407                            $101,559
                                                                     ========

SKYLINE SPECIAL EQUITY FUND -
Mutual fund

Skyline Fund Special
  Equities Portfolio                1,518                            $ 42,529
                                                                     ========

MSIF TRUST VALUE FUND - Mutual
fund

MSIF Trust Value Portfolio          1,822                            $ 28,103
                                                                     ========


                          ** Parties-in-interest

                                                          Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND -
Common or preferred stocks

Preferred Stocks
  Angelo & Maxies Inc.
    Pfd. Ser. A                        11                            $     29
  News Corp Ltd Repstg.
    Pfd. Ltd.                          20                                 600
                                                                     --------
                                                                     $    629
                                                                     ========
Common Stocks
  AAR Corp.                            51                            $    825
  ASV Inc.                              1                                   8
  ATMI Inc. Com.                       21                                 478
  Aaron Rents Inc. Com.                52                               1,079
  Accredo Health Inc. Com.             17                                 565
  Ace Cash Express Inc.                 5                                 102
  Actel Corp. Com.                     12                                 284
  Activision Inc.                      73                               1,346
  Acxiom Corp. Com.                    26                                 485
  Adams Res. & Energy Inc. New          1                                   7
  Adaptec Inc. Com.                     7                                  67
  Adtran Inc.                          18                                 583
  Advance PCS Com.                      5                                 279
  Advanced Neuromodulation Sys.
    Inc. Com.                           5                                 223
  Advanta Corp. Cl. A                   9                                 117
  Advisory Board Co. Com.              17                                 596
  Aeroflex Inc.                        33                                 403
  Affiliated Managers Group Inc.
    Com.                               16                               1,126
  Affymetrix Inc. OC Cap. Stk.         11                                 287
  Agile Software Corp. Del. Com.       11                                 114
  Agrium Inc. Com.                      3                                  49
  Airgas Inc.                          65                               1,402
  Air Methods Corp. New                 1                                   3
  Airnet Sys. Inc. Com.                 2                                   6
  Alaris Medical Systems Inc.           8                                 121
  Alaska Air Group Inc.                 9                                 245
  Albany Intl. Corp. CL A               5                                 172

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Alexion Pharmaceuticals Inc.          7                                 124
  Align Technology Inc. Com.            2                                  35
  Alkermes Inc. Com.                   19                                 255
  Alliance Atlantic Commns. Inc.
    CL B                                8                                 126
  Alliance Data Sys. Corp. Com.        11                                 290
  Alliance Gaming Corp. Com. New       39                                 989
  Allied Defense Group Inc. Com.        2                                  45
  Allied Healthcare Intl. Inc. Com.     3                                  16
  Allied Motion Tech. Inc. Com.         1                                   4
  Allied Waste Inds. Inc. New Com.     44                                 605
  Almost Family Inc. Com.               1                                   4
  Alpharma Inc. CL A Com.               9                                 182
  Altiris Inc. Com.                     1                                  12
  Amedisys Inc.                        14                                 207
  American Biltrite Inc.                2                                  11
  American Dental Partners Inc. Com.    1                                  16
  American Eagle Outfitters New        18                                 291
  American Financial Group Inc. Ohio
    Com.                               16                                 436
  American Healthways Inc.             26                                 648
  American Home Mtg. Invt. Corp.        6                                 131
  American Italian Pasta Co. CL A       3                                 120
  American Locker Group Inc.            1                                   6
  American Med. Sec. Grp. Inc. Com.     5                                 103
  American Mgmt. Sys. Inc. Com.         1                                   2
  American PAC Corp.                    3                                  30
  American Residential Invt. Tr.        4                                  25
  American Safety Ins. Hldgs. Ltd.
    Com.                                1                                   1
  American Shared Hosp. Svcs.           2                                  10
  American Software Inc.                7                                  46
  American Tower Corp.                 25                                 272
  Americas Car Mart Inc. Com.           1                                  11
  Amerigroup Corp.                      7                                 282
  Ameron International Corp.            5                                 171
  Amerus Group Co. Com.                 1                                  21

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Amli Residential PPTYS. Tr.
    Sh. Ben. Int.                       1                                  35
  Amn. Healthcare Sycs. Inc. Com.       8                                 133
  Amrep Corp.                           1                                  14
  Anaren Inc.                          16                                 232
  Andersons Inc. Com.                   3                                  48
  Andrew Corp. Com.                    26                                 308
  Angelica Corp. Com.                   2                                  33
  AnnTaylor Stores Corp. Com.           1                                  39
  Aon Corp. Com.                      115                               2,745
  Apogent Technologies Inc. Com.       45                               1,039
  Applied Films Corp. Com.              2                                  73
  Ark Restaurants Corp.                 1                                   4
  Armor Hldgs. Inc.                    10                                 255
  Arris Group Inc. Com.                15                                 112
  Artisan Components Inc.               9                                 177
  Ascential Software Corp. Com.        29                                 761
  Ashland Inc.                         20                                 902
  Ask Jeeves Inc. OC Com.              37                                 689
  Aspen Technology Inc. Com.           32                                 321
  Asta Fdg. Inc. Com.                   2                                  51
  Astoria Finl. Corp. Com.              4                                 148
  Astro Med. Inc. New                   1                                   3
  Asyst Technologies Inc.              22                                 388
  Atherogenics Inc. Com.               16                                 249
  Atlantic Coast Airls. Hldgs.
    Inc. Com.                          11                                 106
  Atlantic Tele-Network Inc.
    Com. New                            1                                  23
  Atlantis Plastics Inc. CL A Com.      1                                   5
  Auburn Natl. Bancorp Com.             1                                  23
  August Technology Corp. Com.         11                                 206
  Autobytel Inc.                       36                                 336
  Autodesk Inc. Com.                    9                                 214
  Avatar Hldgs. Inc. Com.               1                                  42
  Avaya Inc. Com.                      38                                 489
  Aviall Inc. New Com.                  7                                 115

                                                           Schedule I
(Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Avid Technology Inc. Com.            11                                 519
  Avocent Corp. Com.                   19                                 706
  Axcan Pharma. Inc. Com.              44                                 687
  Axcelis Technologies Inc. Com.       87                                 910
  Aztar Corporation                     1                                   5
  B & H Ocean Carriers Ltd. Com         1                                   2
  BISYS Group Inc. Com.                19                                 278
  BNCCORP Inc.                          1                                  24
  BSB Bancorp Inc.                      3                                 114
  Bancorp Rhode Island Inc. Com.        1                                   3
  Bank of Hawaii Corp.                  1                                  51
  Bankunited Fin. Corp. CL A           20                                 526
  Banner Corp. Com.                     1                                   5
  Barns & Noble Inc. Com.              11                                 358
  Barns Group Inc. Com.                 6                                 180
  Barnwell Inds. Inc.                   1                                  16
  Bausch & Lomb Inc. Com.              26                               1,336
  BEA Sys. Inc. Com.                   49                                 605
  Beazer Homes USA Inc.                 4                                 357
  Belden Inc. Com.                     14                                 309
  Bell Microproducts Inc. Com.         23                                 204
  Berkley W. R. Corp. Com.              1                                  11
  Berkshire Bancorp Inc. Del. Com.      1                                  44
  Beverly Enterprises Inc. Com. New    12                                 104
  Big Lots Inc. Com.                   15                                 207
  Bio Rad Labs Inc. CL A                4                                 205
  Bio Logic Sys. Corp.                  1                                   1
  Blair Corp.                           3                                  83
  Blockbuster Inc. CL A Com.           17                                 309
  Bluegreen Corp.                       2                                  11
  Blyth Inc. Com.                      25                                 810
  Boise Cascade Corp. Com.             18                                 579
  Bon Ton Stores Inc. Com.              2                                  26
  Bonso Electrs. Intl. Inc.             1                                   7
  Borders Group Inc. Com.               4                                  77
  Borg Warner Inc. Com.                 2                                 204
  Bowne & Co. Inc. Com.                37                                 523
  Boyd Gaming Corp.                    35                                 570

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                            Current
          Description            Shares/Units                           Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Brandywine Rlty Tr. Sh. Ben. Int.
    New                                18                                 488
  Brigham Expl. Co. Com.                3                                  24
  Brinks Co. Com.                       1                                  14
  Brookham Tech. PLC                   85                                 194
  Brookline Bancorp. Inc. Del. Com.     8                                 125
  Brooks Automation Inc. Com.          19                                 462
  Brookstone Inc.                       5                                 116
  Brown Shoe Inc. New Com.              3                                 119
  Brown Tom Inc. New Com.              11                                 349
  Brunswick Corp. Com.                 51                               1,628
  Burlington Coat Factory Whse.
    Corp. Com.                         13                                 277
  CB Bancshares Inc.                    1                                  14
  CBL & Assoc. PPTYS Inc. Com.         10                                 580
  CBRL Group Inc. Com.                 25                                 955
  CDI Corp. Com.                        7                                 218
  C D W Corp. Com.                     22                               1,292
  CFS Bancorp Inc. Com.                 6                                  88
  C H Robinson Worlwide Inc.           22                                 828
  CPAC Inc.                             3                                  18
  CPI Corp.                             5                                 107
  CPI Aerostructures Inc. Com. New      2                                  19
  CSS Inds. Inc.                        4                                 128
  CTS Corp.                            28                                 334
  Cable Design Technologies Corp.
    Com.                               32                                 303
  Cabot Corp. Com.                      5                                 144
  Cabot Oil & Gas Corp. Com.            3                                  81
  California First Natl. Bancorp
    Com.                                3                                  44
  California Pizza Kitchen Inc. Com.   13                                 258
  Callaway Golf Co. Com.               33                                 556
  Callidus Software Inc. Com.           1                                   9
  Cal Maine Foods Inc. Com. New         1                                   8
  Cambrex Corp. Com.                   13                                 330
  Cameco Corp.                          5                                 315
  Capital Corp. of the West Com.        1                                  16
  Capital Crossing Bk. Com.             2                                  72

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Capital Source Inc. Com.             12                                 263
  Capital Sr. Living Corp. Com.         9                                  49
  Capital Title Group Inc. Com.         1                                   5
  Capital TR Inc. Md. CL A              2                                  47
  Captiva Software Corp. Com.           1                                   4
  Career Ed. Corp. Com.                13                                 535
  Caremark RX Inc. Com.                16                                 411
  Carlisle Cos. Inc. Com.               9                                 551
  Carmax Inc. Com.                     25                                 779
  Carver Bancorp Inc. Com.              2                                  57
  Cascade Corp.                         9                                 210
  Cascade Finl. Corp.                   1                                   5
  Cass Information Sys. Inc. Com.       1                                  31
  Casual Male Retail Group Inc.
    Com.                                4                                  29
  Cellstar Corp. Com. New               2                                  27
  Celgene Corp.                        13                                 604
  Centex Constr. Prods. Inc.            1                                  12
  Centex Corp. Com.                     8                                 834
  Central Garden & Pet Co. Com.         8                                 188
  Central Vt. Pub. Svc. Corp.           1                                  14
  Centure Finl. Corp. Com.              1                                  28
  Cereadyne Inc. Calif.                 1                                   7
  Ceres Group Inc. Com.                14                                  80
  Cerner Corp.                          7                                 284
  Charming Shoppes Inc. PA Com.        34                                 185
  Checkers Drive-In Restaurant
    Inc. Com.                           4                                  39
  Checkfree Corp. New Com.              9                                 255
  Checkpoint Sys Inc. Com.              5                                  87
  Chesapeake Corp. VA Com.              4                                 120
  Chesapeake Energy Corp. Com.         20                                 267
  Chesapeake Utils. Corp.               1                                  13
  Chicago Rivet & Mach. Co.             1                                  16
  Chicos Fas. Inc. Com.                 3                                 127
  China Yuchai Intl. Ltd. Com.          2                                  51
  Chiquita Brands Intl. Inc. Com.       7                                 151
  Chittenden Corp.                      7                                 227
  Choice Hotels Intl. Inc. Com.         1                                  40
  Choicepoint Inc. Com.                16                                 616

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Chronimed Inc.                        2                                  19
  Ciber Inc. Com.                      24                                 222
  Ciphergen Biosystems Inc. Com.       10                                 109
  Cintas Corp.                         22                               1,114
  Circor Intl. Inc. Com.                1                                  24
  Circuit City Group Com.              16                                 160
  Cirrus Logic Inc. Com.               26                                 207
  Citadel Broadcasting Corp. Com.       5                                 104
  Claires Stores Inc. Com.              3                                  52
  Coachmen Inds. Inc.                   7                                 129
  Cobra Electrs. Corp.                  1                                   7
  Cognos Inc. Com.                     15                                 461
  Cognizant Tech. Solutions CL A       13                                 594
  Coherent Inc. Com.                   13                                 309
  Colonial Bancgroup Inc. Com.         40                                 702
  Comcast Corp. New CL A               14                                 453
  Comcast Corp. New CL A SPL           76                               2,348
  Commerce Group Inc. MASS             10                                 384
  Commonwealth Inds. Inc. Del. Com.     4                                  32
  Commscope Inc. Com.                  17                                 277
  Community TR Bancorp Inc. Com.        1                                  24
  Compex Technologies Inc. Com.         3                                  27
  Compucom Sys. Inc. Com.              10                                  52
  Compucredit Corp. Com.                6                                 134
  Computer Task Group Inc. Com.        24                                  89
  Comstock Res. Inc. New                1                                  14
  Comtech Telecommunications Cor.
    New                                 2                                  55
  Conceptus Inc. Com.                  11                                 119
  Conns Inc. Com.                       1                                   1
  Conmed Corp. Com.                     6                                 143
  Continental Matls. Corp. Com.         1                                  24
  Copart Inc.                          61                               1,016
  Core Laboratories N V                15                                 256
  Corinthian Colleges Inc. Com.         4                                 227
  Corn Prods. Intl. Inc. Com.           5                                 183
  Cornell Companies Inc.                4                                  56
  Corporate Executive Bd. Co. Com.     25                               1,172
  Corporate Office PPTYS TR Com.        6                                 124

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Corus Bankshares Inc.                16                                 499
  Cost Plus Inc. Calif.                11                                 463
  Costar Group Inc. Com.                3                                 122
  Cousins PPTYS Inc. Com.               1                                  31
  Covansys Corp. Com.                   3                                  28
  Covenant Trans. Inc. CL A             8                                 156
  Coventry Health Care Inc. Com.       22                               1,436
  Cowlitz Bancorp Longview Wash.
    CDT-Com.                            3                                  33
  Cox Radio Inc. CL A                  45                               1,125
  Cray Inc. Com.                        1                                   8
  Credence Sys. Corp.                  32                                 430
  Crescent Bkg. Co. Cmt. Com.           1                                   6
  Crompton Corp. Com.                  10                                  71
  Cross Ctry. Healthcare Inc. Com.     18                                 279
  Cumulus Media Inc. CL A              37                                 824
  Curtiss Wright Corp.                  1                                  18
  Cymer Inc. Com.                       7                                 334
  Cypress Semiconductor Corp.          20                                 429
  Cytec Inds. Inc. Com.                 1                                  31
  DJ Orthopedics Inc. Com.              3                                  93
  Danaher Corp. Com.                    9                                 788
  Datascope Corp.                       1                                  37
  Dave & Busters Inc.                   1                                  14
  Deckers Outdoor Corp. Com.            2                                  31
  Del Labs Inc. Com.                    2                                  50
  Delphi Finl. Group Inc. CL A Com.     2                                  66
  Denbury Res. Inc. Com. New           13                                 186
  Dendrite International Inc.           8                                 126
  Department 56 Inc. Com.               4                                  48
  Devry Inc. Del. Com.                 33                                 826
  Digi Intl. Inc.                       2                                  20
  Diodes Inc.                           4                                  85
  Discovery Partners Intl. Inc.
    Com.                                2                                  13
  Disney Walt Co. Com.                145                               3,379
  Dominion Homes Inc. Com.              2                                  76
  Dominion Resources Black Warrior
    TR VA Unit Ben. Int.                1                                  14

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Doral Financial Corp.                30                                 963
  Dot Hill Sys Corp. Com.              22                                 336
  Duquesne Lt. Hldgs. Inc. Com.        22                                 395
  Duratek Inc. Com.                     4                                  49
  EGL Inc. Com.                        15                                 271
  EMC Corp. MASS                        1                                  10
  Epix Med. Inc. Com.                   8                                 136
  E Piphany Inc. Com.                  26                                 197
  ESB Finl. Corp. Com.                  2                                  30
  EXX Inc.                              1                                   2
  E-Z-EM Inc. Com. New                 10                                 125
  Earthlink Inc. Com.                   4                                  45
  East West Bancorp Inc. Com.           5                                 288
  Ebay Inc. Com.                       13                                 824
  Ecollege Com.                         9                                 156
  Edelbrock Corp.                       2                                  27
  Edge Pete Corp. Del. Com.             4                                  45
  Edgewater Technology Inc. Com.        5                                  22
  Education Mgmt. Corp.                36                               1,127
  Efunds Corp. Com.                     9                                 167
  Electro Rent Corp.                   14                                 183
  Electro Scientific Inds. Inc.        16                                 382
  Elizabeth Arden Inc. Com.             1                                   2
  Elkcorp Com.                         28                                 765
  Elmira Svgs. Bk. FSB Elmira NY        1                                  13
  Embarcadero Technologies             10                                 157
  Emcor Group Inc. Com.                 7                                 303
  Emmis Communications Corp. Com.      43                               1,180
  Endo Pharmaceuticals Hldgs.
    Inc. Com.                           6                                 124
  Energy Partners Ltd. OC Com.         10                                 136
  Engineered Support Sys Inc.           1                                   6
  Enesco Group Inc. Com.                7                                  68
  Entercom Communications Corp.        19                               1,019
  Entravision Communications Cor.
    CL A                               26                                 290
  Epicor Software Corp. Com.           29                                 379
  E Plus Inc. Com.                      1                                  16
  Equity Marketing Inc.                 3                                  46

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Eresearch Technology Inc.             2                                  43
  Escalon Med. Corp. Com. New           1                                   1
  Esco Technologies Inc. Com.          19                                 859
  Espeed Inc.                          12                                 281
  Espey Mfg. & Electrs. Corp.           1                                  17
  Esterline Technologies Corp.         15                                 409
  Evans & Sutherland Computer          23                                 101
  Exar Corp. Com.                      14                                 249
  Excel Technology Inc.                 8                                 265
  Expeditors Intl. Wash. Inc. Com.     18                                 694
  Exponent Inc. Com.                    5                                  95
  Express Scripts Inc. Com.            13                                 891
  Extended Stay America Inc.           19                                 283
  Ezcorp Inc. CL A                      1                                   9
  FBL Fin'l Group Inc. CL A             5                                 127
  FEI Company                           8                                 176
  FFW Corp.                             1                                  25
  FFLC Bancorp Inc. Com.                1                                   4
  FMC Technologies Inc. Com.            8                                 183
  FMC Corp. New Com.                   14                                 488
  FPIC Ins. Group Inc. Com.             4                                 112
  FSF Financial Corp.                   2                                  45
  FSI Int'l. Inc.                      30                                 224
  Fairchild Semiconductor Intl.
    Inc. Com.                          37                                 911
  Fastenal Co.                         30                               1,504
  Federal Screw Wks. Com.               1                                  24
  Federal Signal Corp.                 43                                 766
  Fedex Corp. Com.                     33                               2,277
  Ferro Corp. Com.                     11                                 309
  Filenet Corp.                        10                                 264
  Finlay Enterprises Inc. Com. New      3                                  46
  First American Corp. Com.            25                                 744
  First Citizens Bancshares
    Inc. N C CL A                       5                                 572
  First Franklin Corp.                  1                                  21
  First Health Group Corp. Com         16                                 315
  First Kans. Finl. Corp. Com.          1                                  15
  First Marblehead Corp. Com.           6                                 141

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  First Niagara Finl. Group Inc.
    Com. New                           13                                 206
  Firstservice Corp.                   58                               1,197
  Fiserv Inc. Com.                     22                                 873
  Flagstar Bancorp Inc. Com.            9                                 204
  Fisher Scientific Intl. Inc. Com.
    New                                 5                                 225
  Flexsteel Inds. Inc.                  1                                  16
  Florida East Coast Inds. Inc.
    CL A Com.                           6                                 195
  Florida Rock Inds. Inc.               2                                 101
  Flowers Food Inc. Com.                3                                  80
  Flowserve Corp. Com.                 40                                 824
  Fog Cutter Cap Group Inc. Com.        1                                   1
  Foodarama Supermarkets Inc.           1                                  22
  Foot Locker Inc. Com.               102                               2,394
  Forest Oil Corp. Com.                13                                 369
  Foster L. B. Co. CL A                 5                                  30
  Fresh Brands Inc. Com.                3                                  28
  Friedmans Inc. CL A                   5                                  34
  Frischs Restaurants Inc.              1                                  23
  Frontline Ltd.                       26                                 667
  Fuller H B Co. Com.                   7                                 201
  Fulton Finl. Corp. PA                 7                                 153
  Furniture Brands Intl. Inc. Com.     35                               1,019
  G & K Svcs. Inc. CL A                 5                                 183
  G III Apparel Group Ltd.              3                                  26
  Game Stop Corp. Com.                  4                                  57
  Gardner Denver Inc. Com.              6                                 141
  Gartner Inc.                         53                                 606
  Gehl Co.                              4                                  61
  Gen. Probe Inc. New Com.              9                                 331
  Genencore Intl. Inc. Com.             3                                  49
  General Cable Corp. Del. Com. New    16                                 130
  General Motors Corp. Com.            63                               3,374
  General Maritime Co. Com. Stk.       11                                 192
  Genesis Health Care Corp. Com.        7                                 160
  Gentex Corp. Com.                    26                               1,151
  Genlyte Group Inc. Com.               6                                 369

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Gerber Scientific Inc. Com.          19                                 150
  Gibraltar Stl. Corp.                  1                                   1
  Globespanvirata Inc. Com.            19                                 114
  Gold Banc Corp. Inc. Com.            21                                 304
  Golden Telecom Inc.                   4                                 102
  Goodys Family Clothing Inc. Com.      9                                  82
  Grant Prideco Inc. Com.              18                                 240
  Great Lakes Chem. Corp. Com.         12                                 333
  Great Plains Energy Inc. Com.        30                                 949
  Greater Bay Bancorp Com.              8                                 241
  Green Mountain Power Corp.            2                                  56
  Grey Global Group Inc. Com.           1                                 206
  Griffon Corp. Com.                   24                                 502
  Gtech Hldgs. Corp. Com.              25                               1,244
  Guess Inc. Com.                       1                                  11
  Gundle/Slt. Environmental Inc.        2                                  51
  HCC Ins. Hldgs. Inc. Com.            19                                 617
  HMN Finl. Inc.                        1                                   2
  HRPT Pptys. Tr. Com. SBI              6                                  61
  Haggar Corp. Com.                     2                                  39
  Hallwood Group Inc. Com. New          1                                   4
  Hampshire Group Ltd.                  2                                  64
  Handleman Co. Del.                    8                                 165
  Hardinge Inc.                         4                                  50
  Harman Intl. Inds. Inc. New Com.     43                               3,207
  Harsco Corp.                          1                                  35
  Hartmarx Corp.                        3                                  13
  Hawk Corp. CL A Com.                  2                                   7
  Healthcare Svcs. Group Inc.           1                                   6
  Hector Communications Corp.           2                                  22
  Helix Technology Corp.               16                                 335
  Hemlock Fed. Finl. Corp. Com.         1                                   3
  Hercules Inc. Com.                   36                                 446
  Hewitt Assocs. Inc. Com.             26                                 790
  Hibernia Corp. CL A Com.             24                                 569
  Hillenbrand Inds. Inc. Com.          13                                 801
  Hilton Hotels Corp. Com.            149                               2,555
  Hollywood Entmt. Corp. Com.          47                                 649
  Home Properties Inc. Com.            14                                 577

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Horizon Health Corp. Com.             4                                  91
  Host Marriott Corp. New Com.          1                                   4
  Hovnanian Enterprises Inc. CL A       6                                 503
  Hub Group Inc. CL A                   1                                  17
  Hughes Electronics Corp. Com.       181                               2,983
  Hugoton Royalty Trust                 3                                  76
  Humana Inc. Com.                     48                               1,121
  Hutchinson Technology Inc. Com.       7                                 223
  Hyperion Solutions Corp. Com.        19                                 567
  ICU Med. Inc.                         4                                 150
  IDX Sys. Corp. Com.                   8                                 219
  IMCO Recycling Inc.                   5                                  53
  ISTAR Fin'l. Inc.                    18                                 702
  ITLA Cap. Corp.                       5                                 237
  ITT EDL Svcs. Inc. Com.               4                                 174
  Idex Corp.                            3                                 125
  Impax Laboratories Inc. Com.         10                                 146
  Imperial Pkg. Corp.                   1                                  15
  Inamed Corp.                          6                                 278
  Independence Cmnty. Bk. Corp. Com.   30                               1,078
  Independence Hldg. Co. New Com.       3                                  73
  Industrial Distr. Group Inc. Com.     4                                  20
  Inet Technologies Inc. Com.          22                                 267
  Infocus Corp. Com.                   18                                 175
  Insight Enterprises Inc. Com.        11                                 218
  Insituform Technologies Inc. CL A    10                                 169
  Integra Lifesciences Hldg. Corp.     36                               1,030
  Integrated Circuit Sys. Inc.
    Com. New                            5                                 143
  Integrated Device Tech. Inc.         12                                 210
  Integrated Silicon Solution In       29                                 466
  International Alum Corp.              2                                  51
  International Bancshares Corp.        1                                  64
  International Game Technology Com.    7                                 241
  International Rectifier Corp. Com.   39                               1,919
  Interphase Corp. Com.                 1                                   4
  Interpool Inc. Com.                  17                                 216
  Intersil Corp. CL A                  17                                 423

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Intertan Inc.                        10                                 106
  Intervest Banshares Corp. CL A        2                                  26
  Interwoven Inc. Com.                 15                                 194
  Intrawest Corp. Com. New             10                                 173
  Invacare Corp.                       12                                 505
  Inverness Medical Innovations Inc.
    Com.                                6                                 120
  Invitrogen Corp. Com.                16                               1,121
  Invivo Corp.                          1                                  11
  Investors Financial Svcs. CP         32                               1,231
  Ionics Inc.                           5                                 166
  Ipsco Inc.                            1                                  15
  Iron Mtn. Inc. PA Com.               33                               1,303
  Irwin Finl. Corp.                     8                                 246
  J Jill Group Inc. Com.               11                                 149
  Jabil Circuit Inc. Com.              42                               1,192
  Jack In The Box Inc. Com.             8                                 178
  Jefferies Group Inc. New Com.        14                                 447
  Jo Ann Stores Inc. Com.              24                                 504
  Journal Register Co. Com.             5                                 111
  Juno Ltg. Inc. Com. New               1                                   2
  KCS Energy Inc. New Com.             16                                 168
  K2 Inc. Com.                         10                                 160
  Kaman Corp. CL A                      6                                  83
  Kansas City Life Ins. Co.             2                                  99
  Kaydon Corp.                         10                                 254
  KB Home Com.                          4                                 277
  Keithley Instrs. Inc. Com.           13                                 245
  Kellwood Co.                          3                                 140
  Kelly Svcs. Inc. CL A                 6                                 168
  Kemet Corp. Com.                     73                               1,013
  Kennametal Inc. Com.                 34                               1,362
  Kensey Nash Corp.                    35                                 809
  Kerzner Intl. Ltd. Com.               1                                  23
  Kewaunee Scientific Corp.             1                                   8
  Key Technology Inc.                   2                                  28
  Keystone PPTY TR Corp. Com.           8                                 175
  Kimball Intl. Inc. CL B              15                                 242
  Kindred Healthcare Inc. Com.          6                                 303
  Kirklands Inc. Com.                   5                                  91

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Knight Ridder Inc.                   33                               2,550
  Knight Trading Group Inc. Com.       14                                 201
  Knight Transn. Inc. Com.             30                                 797
  Koninklijke Philips Electrs NV       74                               2,160
  KOS Pharmeceuticals Inc. Com.         1                                   9
  Krispy Kreme Doughnuts Inc. Com.      5                                 199
  Kroll Inc. Com.                      18                                 475
  Kronos Inc.                          12                                 499
  Kulicke & Soffa Inds. Inc.           56                                 822
  LCA Vision Inc. Com.                  1                                  11
  LKQ Corp. Com.                        9                                 154
  LNR PPTY Corp. Com.                   9                                 427
  LTC PPTYS Inc. Com.                   6                                  91
  LTX Corp.                             6                                  88
  La Quinta PPTYS Inc. Paired CTF      25                                 161
  La Z Boy Inc.                         6                                 121
  Labor Ready Inc.                     91                               1,208
  Ladish Inc. Com. New                  4                                  33
  Lam Resh Corp. Com.                  23                                 757
  Landamerica Finl. Group Inc. Com.    16                                 869
  Landry's Restaurants Inc.            19                                 503
  Lasalle Hotel PPTYS Cum Sh Ben
    Int                                 9                                 167
  Lattice Semiconductor Corp. Com.     35                                 346
  Layne Christensen Company             1                                   4
  Leapfrog Enterprises Inc. CL A        7                                 180
  Learning Tree Int'l. Inc.            22                                 383
  Lecroy Corp. Com.                    18                                 322
  Lennox Int'l. Inc. Com.              36                                 626
  Lesco Inc. Ohio                       2                                  26
  Lifepoint Hosps. Inc. Com.            3                                  80
  Lifetime Hoan Corp.                   1                                  19
  Lightbridge Inc.                      3                                  24
  Linens N Things Inc. Com.            13                                 397
  Liz Claiborne Inc. Com.              17                                 600
  Local Finl. Corp. Com.                6                                 124
  Lone Star Steakhouse Saloon           3                                  69
  Lone Star Technologies Inc.           6                                 104
  Long Is. Finl. Corp. Com.             1                                  15

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Longs Drug Stores Corp. Com.         18                                 447
  Louisiana Pac. Corp. Com.            22                                 390
  Lowrance Electrs. Inc.                2                                  36
  Lubrizol Corp.                        1                                  10
  Lufkin Inds. Inc. Com.                5                                 135
  Lydall Inc.                           9                                  92
  MAF Bancorp Inc.                     12                                 520
  M D C Hldgs. Inc.                     6                                 400
  MGI Pharma Inc.                      14                                 563
  MKS Instrs. Inc.                     33                                 945
  MPS Group Inc.                       65                                 618
  MSC Indl. Direct Inc. CL A           13                                 354
  MTS Sys. Corp.                        1                                  16
  Mac Gray Corp. Com.                   1                                   1
  Macdermid Inc.                       21                                 719
  Macerich Co. Com.                     4                                 186
  Mack Cali Rlty. Corp. Com.           30                               1,253
  Macrovision Corp. Com.               17                                 379
  Steven Madden Ltd.                    1                                  10
  Magma Design Automation Inc. Com.     6                                 138
  Magnetek Inc. Com.                   17                                 115
  Mair Hldgs. Inc. Com.                 2                                  16
  Manatron Inc.                         2                                  13
  Mandalay Resort Group Com.           13                                 570
  Maritrans Inc.                        1                                   2
  Marriott Intl. Inc. New CL A         63                               2,911
  Martek Biosciences Corp.              3                                 219
  Marten Trans. LTD Com.                6                                  92
  Martin Marietta Matls. Inc. Com.     33                               1,554
  Marvel Enterprises Inc. Com.         11                                 309
  Marvell Technology Group Ltd.        15                                 574
  Massbank Corp. Reading Mass.
    Com.                                2                                  73
  Mastec Inc.                           3                                  47
  Matrix Bancorp Inc.                   1                                   1
  Maxcor Finl. Group Inc.               6                                  80
  Maxim Integrated Prods. Inc. Com.    13                                 660
  Max Re Capital Ltd. Hamilton         16                                 353
  Maxtor Corp. Com. New                45                                 501
  Maxwell Technologies Inc.             5                                  35

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Maverick Tube Corp. Com.             22                                 428
  Mcdata Corp. CL A                    15                                 144
  Mcrae Inds. Inc. CL A                 1                                   3
  Media Gen. Inc. CL A                 12                                 792
  Medicines Co. Com.                   13                                 395
  Medstone Intl. Inc.                   3                                  13
  Mentor Graphics Corp. Com.            7                                 104
  Mercury Interactive Corp.             9                                 444
  Merix Corp.                           4                                  89
  Mesa Air Group Inc.                   1                                  18
  Mesa Labs Inc.                        3                                  26
  Metal Mgmt. Inc. Com. New             4                                 155
  Methanex Corp.                       57                                 649
  Metrologic Instrs. Inc.               7                                 200
  Mettler-Toledo Intl. Inc.             9                                 381
  Michaels Stores Inc. Com.            22                               1,009
  Micrel Inc.                          19                                 296
  Microchip Technology Inc. Com.       36                               1,218
  Middleby Corp.                        4                                 160
  Herman Miller Inc. Com.              15                                 353
  Mindspeed Tech. Inc. Com.            47                                 341
  Mine Safety Appliances Co.            7                                 602
  Minerals Technologies Inc.
    Com.                               24                               1,482
  Minuteman Intl. Inc.                  2                                  14
  Mobility Electronics Inc. Com.       34                                 306
  Modem Media Inc.                     10                                  78
  Molex Inc. CL A                      28                                 823
  Molina Healthcare Inc. Com.           6                                 143
  Monaco Coach Corp. Com.               9                                 220
  Mondavi Robert Corp. CL A Com.        1                                   4
  Monolithic Sys. Technology Inc.
    Com.                               64                                 571
  Monro Muffler Brake Inc.              5                                  94
  Monster Worldwide Inc. Com.          12                                 267
  Moore Med. Corp.                      1                                   1
  Movado Group Inc. Com.                5                                 150
  Mueller Paul Co.                      1                                  24
  Mueller Inds. Inc. Com.              27                                 956
  Mykrolis Corp. Com.                  38                                 605

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  NBTY Inc.                             8                                 220
  NCO Group Inc.                       17                                 378
  NCR Corp. New                         1                                  39
  NTN Communications Inc.              22                                  78
  NWH Inc. Com.                         1                                   2
  NYMAGIC Inc.                          4                                  94
  Nabi Biopharmaceuticals Com.         11                                 142
  Nashua Corp.                          2                                  15
  National Beverage Corp. Com.          1                                  13
  National Dentex Corp. Com.            1                                  28
  National Fuel Gas Co. N.J.           24                                 581
  National Home Health Care
    Corp.                               4                                  37
  National Westn. Life Ins. Co.         2                                 298
  Natures Sunshine Prods. Inc.          2                                  18
  Navigant Consulting Inc. Com.         2                                  31
  Navigant Int'l. Inc. Com.             2                                  34
  Navistar Intl. Corp. New Com.         3                                 141
  Neighborcare Inc. Com.               14                                 284
  Neiman-Marcus Group Inc.              2                                 101
  Nelnet Inc. CL A                      8                                 171
  Nelson Thomas Inc.                   13                                 260
  Networks Associates Inc.             16                                 242
  Netflix Com. Inc. Com.                5                                 272
  Netiq Corp. Com.                     12                                 168
  Network Equip. Technologies          13                                 138
  Neurocrine Biosciences Inc. Com.      2                                 127
  New Centy Finl. Corp. Com.           14                                 545
  Newfield Expl. Co. Com.               5                                 224
  Newport Corp. Com.                   15                                 257
  New York Cmnty. Bancorp Inc. Com.    11                                 412
  99 Cents Only Stores                 22                                 598
  Noland Co.                            1                                  54
  Nordic Amer. Tanker Shipping          4                                  57
  North Cent Bancshares Inc.            1                                  19
  Northeast Ind. Bancorp Inc. Com.      1                                  14
  Northeast PA Finl. Corp. Com.         1                                   4
  Northway Finl. Inc. Com.              1                                   4
  Novastar Finl. Inc. Com.              1                                  53

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Nptest Hldg. Corp. Com.              18                                 187
  Nuevo Energy Co. Com.                 5                                 126
  Nutraceutical Intl. Corp. Com.        1                                   2
  O I Corp. Com.                        3                                  22
  Oakley Inc. Com.                     12                                 171
  Octel Corp. Com.                      2                                  31
  Ocular Sciences Inc. Com.             1                                   6
  Offshore Logistics Inc. Com.         15                                 378
  Ohio Cas. Corp.                       1                                  11
  Oil Dri Corp. Amer.                   1                                   2
  Oil Sts. Intl. Inc. Com.              8                                 112
  Old Rep. Intl. Corp. Com.             1                                   4
  Olin Corp. Com.                       8                                 156
  Olympic Stl. Inc.                     3                                  26
  Omega Protein Corp. Com.              3                                  22
  Omnicare Inc. Com.                   30                               1,221
  Omnivision Technologies Inc. Com.    12                                 670
  Omnova Solutions Inc. Com.           81                                 385
  Omnicell Inc. Com.                    2                                  24
  On Semiconductor Corp. Com.          29                                 187
  One Liberty PPTYS Inc.                1                                  18
  1-800 Flowers Com. Inc. CL A Com.     6                                  69
  Oneida Ltd.                          21                                 121
  Onyx Accep. Corp.                     1                                   2
  Onyx Pharmaceuticals Inc.            11                                 319
  Opinion Resh Corp.                    4                                  25
  Opnet Technologies Inc. Com.         66                               1,136
  Opsware Inc. Com.                    32                                 232
  Optimal Robotics Corp. CL A New      41                                 328
  Orbit Intl. Corp. Com.                1                                   1
  O'Reilly Automotive Inc.             23                                 892
  Orleans Homebuilders Inc. Com.        1                                  26
  Outlook Group Corp.                   3                                  15
  Overseas Shipholding Grp. Inc.       13                                 439
  Oxford Inds. Inc. Com.                9                                 315
  P & F Inds. Inc. CL A New             3                                  22
  PC Mall Inc. Com.                     1                                   3
  PFF Bancorp Inc. Com.                 3                                  98
  PF Changs China Bistro Inc. Com.      4                                 219

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  PMC Sierra Inc.                      19                                 390
  PNM Res. Inc. Com.                    1                                   3
  PRG Schultz Intl. Inc. Com.          30                                 152
  PSB Bancorp Inc. Com.                 1                                   9
  PSS World Med. Inc. Com.             13                                 157
  Pacific Mercantile Bancorp Com.       1                                   6
  Pacific Sunwear Calif. Inc. Com.     13                                 272
  Pacificare Health Sys. Inc. Del.      2                                 121
  Packeteer Inc. Com.                  10                                 169
  Parametric Technology Corp. Com.     52                                 207
  Parexel Intl. Corp.                  11                                 185
  Parkway PPTYS Inv.                    5                                 215
  Pathmark Stores Inc. New Com.        47                                 353
  Patina Oil & Gas Corp.               12                                 618
  Patterson Uti. Energy Inc. Com.      11                                 374
  Paxar Corp.                          43                                 592
  Peabody Energy Corp. Com.            10                                 409
  Peak Intl. Ltd.                       4                                  26
  Peets Coffee & Tea Inc. Com.         15                                 257
  Pegasus Solutions Inc. Com.          12                                 132
  Pelican Finl. Inc. Com.               4                                  48
  Pemstar Inc. Com.                    16                                  54
  Penn. Engr. & Mgr. Corp.             13                                 242
  Penn VA Corp.                         2                                 119
  Pentair Inc. Com.                    19                                 880
  Penwest Pharmaceuticals Co. Com.      6                                 104
  Peoples Banctrust Inc. Com.           2                                  33
  Perceptron Inc. Com.                  1                                   7
  Perkinelmer Inc. Com.                40                                 680
  Perrigo Co. Com.                     38                                 613
  Petrokazahstan Inc. Com.              1                                   2
  Petsmart Inc.                        27                                 659
  Pharmion Corp. Com.                  20                                 311
  Phillips Van Heusen Corp. Com.        5                                  96
  Phoenix Footwear Group Inc. Com.      1                                   7
  Phoenix Technology Ltd. Com.         26                                 221
  Photon Dynamics Inc. Com.             6                                 237
  Photronics Inc. Com.                  6                                 110
  Pier 1 Imports Inc. Com.             12                                 260

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Pioneer Nat. Res. Co.                87                               2,849
  Plantronics Inc.                      6                                 194
  Plato Learning Inc. Com.              1                                   7
  Pocahontas Bancorp Inc. Com.          1                                   2
  Polycom Inc.                         51                                 966
  Pomeroy IT Solutions Inc.             1                                  18
  Powell Inds. Inc. Com.                1                                  12
  Power Integrations Inc.               9                                 312
  Precision Castparts Corp.             9                                 411
  Prentiss PPTYS TR Sh. Ben. Int.
    Com.                                2                                  75
  Pride Int'l. Inc. Com.               13                                 245
  Prime Hospitality Corp. Com.         27                                 285
  Princeton Review Inc. Com.          103                               1,024
  Printronix Inc. Com.                  4                                  66
  Priority Healthcare Corp. B          11                                 264
  Proquest Co. Com.                    29                                 847
  Provident Finl. Group Inc. Com.      15                                 477
  Provident Finl. Hldgs. Inc. Com.      4                                 158
  Psychiatric Solutions Inc. Com.      10                                 192
  Pxre Group Ltd.                       1                                   5
  QAD Inc. Com.                         1                                   2
  Q E P Inc. Com.                       1                                  13
  Quaker Chem. Corp. Com.               8                                 229
  Quality Distr. Inc. FLA Com.          9                                 174
  Quest Software Inc. Com.             42                                 607
  Quicklogic Corp. CDT-Com.             6                                  29
  R & B Inc.                            6                                  96
  R & G Financial                       5                                 209
  RCM Technologies Inc. Com. New        1                                   1
  RC2 Corp. Com.                        2                                  32
  RGC Res. Inc. Com.                    1                                  32
  RLI Corp.                             7                                 267
  Radio One Inc. CL A                  20                                 403
  Radio One Inc. CL D                  25                                 490
  Ralcorp Hldgs. Inc. New Com.          3                                  98
  Range Res. Corp. Com.                15                                 145
  Rayovac Corp. Com.                   23                                 482
  Readers Digest Assn. Inc. Com.       16                                 238

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Red Hat Inc. Com.                    19                                 355
  Redenvelope Inc. Com.                 7                                 117
  Regal Beloit Corp.                    4                                  94
  Regis Corp. Minn.                    18                                 702
  Remec Inc. Com.                      24                                 204
  Rent A Ctr. Inc. New Com.            12                                 351
  Resmed Inc.                          24                               1,006
  Resource Amer. Inc. New              10                                 147
  Resources Connection Inc. Com.        7                                 207
  Respironics Inc. Com.                10                                 476
  Restoration Hardware Inc. Com.       22                                 106
  Retek Inc. Com.                      28                                 271
  Reynolds & Reynolds Co. CL A         37                               1,084
  Richardson Electrs. Ltd.              1                                   6
  Riggs Natl. Corp. Wash DC Com.        7                                 126
  Robert Half Intl. Inc. Com.          41                                 937
  Rowan Cos. Inc. Com.                 15                                 358
  Ruddick Corp. Com.                   15                                 265
  Rush Enterprises Inc. CL A            6                                  56
  Rush Enterprises Inc. CL B            6                                  57
  Russ Berrie & Co. Inc. Com.           7                                 234
  Russell Corp.                        59                               1,047
  Ryanair Holdings PLC                 16                                 791
  Ryans Family Steak Houses Inc.
    Com.                               40                                 621
  Ryder Sys Inc. Com.                  26                                 891
  Ryerson Tull Inc. Com.                2                                  25
  Ryland Group Inc.                     4                                 341
  SBS Technologies Inc.                 7                                 101
  SCPIE Hldgs. Inc. Com.                2                                  20
  SEI Investment Co. Com.               8                                 247
  SJW Corp.                             1                                  45
  SL Green Realty Corp.                 2                                  90
  SL Inds. Inc.                         1                                   2
  SPSS Inc.                             6                                 111
  SM & A Inc.                           1                                  11
  ST Mary Ld. & Expl. Co.               1                                  32
  Sandisk Corp.                        15                                 935
  Sanfilippo John B. & Son Inc.         5                                 243

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Sauer-Danfoss Inc.                    1                                   8
  Savient Pharmaceuticals Inc. Com.     2                                  10
  Saxon Capital Inc. Com.               2                                  41
  Schein Henry Inc. Com.                7                                 450
  Schnitzer Stl. Inds. Inc. CL A        4                                 269
  Scholastic Corp. Com.                12                                 390
  School Specialty Inc. Com.           20                                 670
  Schulman A Inc. Com.                  1                                   2
  Sea Containers Ltd. CL A              1                                   7
  Seaboard Corp. Del.                   1                                  56
  Seacoast Finl. Svcs. Corp. Com.       1                                   6
  Security Cap. Corp Del. CL A New      1                                   7
  Security Natl. Finl. Corp. CL A
    New                                 1                                   5
  Select Med. Corp. OC Com.            22                                 364
  Selective Ins. Group Inc. Com.        1                                  13
  Semtech Corp.                         8                                 175
  Serologicals Corp. Com.               1                                   4
  Service Corp. Intl. Com.              3                                  15
  Sharper Image Corp.                   2                                  50
  Sherwin Williams Co. Com.            15                                 496
  Shopko Stores Inc. Com.              12                                 187
  Shuffle Master Inc.                   8                                 267
  Siebel Sys. Inc.                     33                                 457
  Silicon Laboratories Inc. OC Com.    11                                 468
  Silicon Storage Technology Inc.      35                                 388
  Sirva Inc. Com.                      12                                 228
  Skyline Corp.                         3                                 121
  Skillsoft Pub. Ltd. Co.              82                                 697
  Smith Intl. Inc. Com.                20                                 847
  Snap On Inc. Com.                     3                                 100
  Sola Intl. Inc. Com.                  5                                  86
  Sonesta Intl. Hotel Corp.             1                                   6
  Sothebys Hldgs. Inc. CL A Ltd.       22                                 313
  South Finl. Group Inc. Com.          10                                 280
  South Jersey Ind.                     1                                  16
  Southern Mo. Bancorp Inc. Com.        1                                  19
  Southern Peru Copper Corp.            7                                 332
  Southwest Bancorp Tex. Inc. Com.      5                                 205

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Southwestern Energy Co. Com.          5                                 121
  Span Amer. Med. Sys. Inc.             3                                  31
  Sparton Corp.                         3                                  28
  Spectralink Corp.                    16                                 323
  Sport Chalet Inc.                     3                                  26
  Stage Stores Inc. Com. New            5                                 148
  Standard Microsystems Corp.           4                                 108
  Standex Intl. Corp. Com.              4                                 122
  Startek Inc. Com.                    23                                 983
  Station Casinos Inc.                 10                                 294
  Steiner Leisure Ltd.                  5                                  71
  Stepan Chem. Co. Com.                 3                                  82
  Stericycle Inc. Com.                 17                                 817
  Sterling Finl. Corp/Spokane           5                                 167
  Stewart Information Svcs. Corp.       5                                 198
  Stifel Finl. Corp.                    1                                  18
  Storage Technology Corp. Com.        41                               1,063
  Stratex Networks Inc. Com.           30                                 130
  Stratus PPTYS Inc. Com. New           1                                   1
  Strayer Ed. Inc.                      4                                 389
  Stride Rite Corp. Com.               13                                 148
  Sungard Data Sys. Inc. Com.          16                                 456
  Sunoco Inc. Com.                     23                               1,175
  Superior Uniform Group Inc. Com.      3                                  51
  Sybase Inc. Com.                     67                               1,395
  Sylvan Learning Sys. Inc. Com.       55                               1,610
  Symmetricom Inc.                      8                                  56
  Synalloy Corp.                        1                                   2
  Systemax Inc. Com.                    1                                   1
  Systems & Computer Technology         9                                 139
  TBC Corp.                             8                                 212
  TEL Offshore TR Unit Ben. Int.        1                                   1
  THQ Inc.                              8                                 137
  TRC Cos. Inc.                         4                                  84
  TTM Technologies Inc. Com.            3                                  52
  Talbots Inc.                          6                                 186
  Technical Olympic USA Inc. Com.       2                                  41
  Technitrol Inc.                       3                                  65
  Technology Solutions Co.             24                                  30
  Tecumseh Prods. Co. CL B Com.         6                                 262

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Teekay Shipping Corp. Com.           17                                 984
  Tekelec Com.                          8                                 120
  Tektronix Inc. Com.                   6                                 193
  Teleflex Inc. Com.                   15                                 728
  Telephone & Data Sys. Inc. Com.      54                               3,386
  Telik Inc. Com.                       8                                 181
  Tempur Pedic Intl. Inc. Com.          3                                  44
  Teradyne Inc. Com.                   24                                 613
  Terayon Communication Sys. Com.      30                                 141
  Terex Corp. New                       5                                 136
  Tesoro Pete Corp.                     3                                  41
  Tetra Technologies Inc. Del. Com.    10                                 248
  Tetra Tech. Inc. New                 33                                 829
  Tesma Intl. Inc. CL A                 1                                   5
  Texas Cap. Bancshares Inc. Com.      17                                 240
  3Com Corp. Com.                      23                                 188
  Tidewater Inc. Com.                   8                                 248
  Timco Aviation Svcs. Inc.             1                                   0
  Time Warner Telecom Inc. CL A Com.   24                                 244
  Tommy Hilfiger Corp. Com.            38                                 553
  Torch Offshore Inc. Com.              5                                  29
  Toro Co.                              1                                  47
  Tractor Supply Co.                   12                                 475
  Trans World Entmt. Corp.              6                                  48
  Transaction Sys. Architects Inc.
    CL A                                3                                  70
  Transmontaigne Inc. Com.             11                                  70
  Trimble Nav. Ltd.                    13                                 489
  Trizec Properties Inc. Com.         153                               2,373
  Trover Solutions Inc. Com.            1                                   6
  Tufco Technologies Inc.               1                                   7
  UICI                                  1                                   9
  UMB Finl. Corp.                      12                                 591
  US Concrete Inc. Com.                 1                                   1
  US Xpress Enterprises Inc. CL A       4                                  54
  US Oncology Inc. Com.                23                                 249
  Ultimate Electrs. Inc.                7                                  53
  Ultra Pete Corp.                      1                                  18
  Ultratech Inc. Com.                   8                                 235
  Unionbancorp Inc.                     1                                   4
  United Cmnty Finl. Corp. OH Com.      1                                   7

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  United Fire & Casualty                4                                 144
  United Rentals Inc. Com.             10                                 199
  United States Cellular Corp.          2                                  58
  United Stationers Inc. Com.          16                                 678
  United Surgical Partners Intl.
    Inc. Com.                           9                                 290
  Universal Fst. Prods. Inc.            3                                  86
  Unova Inc. Com.                      10                                 229
  Ut Starcom Inc. Com.                  9                                 340
  VCA Antech Inc. Com.                  5                                 146
  Vail Bks. Inc. OC Com.                3                                  38
  Vail Resorts Inc. Com.                1                                  10
  Valeant Pharmaceuticals Intl. Com.   35                                 900
  Valueclick Inc. Com.                 30                                 277
  Valuevision Media Inc. CL A           9                                 157
  Vans Inc. Com.                        4                                  45
  Varco International Inc. Com.        16                                 333
  Varian Inc. Com.                      6                                 241
  Varian Semiconductor Equipment
    Assocs. Inc.                       19                                 853
  Variflex Inc.                         1                                   1
  Veeco Instrs. Inc. Del. Com.         11                                 305
  Ventiv Health Inc. Com.              30                                 273
  Verisign Inc. Com.                   12                                 188
  Viad Corp. Com.                      39                                 982
  Viasys Healthcare Inc. Com.           3                                  62
  Vicuron Pharmaceuticals Inc.         16                                 304
  Village Super Mkt. Inc. CL A
    New                                 1                                  37
  Virologic Inc. OC Com.                8                                  31
  Vishay Intertechnology Inc. Com.     92                               2,104
  Vistacare Inc. CL A                  17                                 599
  Visx Inc. Del.                        7                                 159
  Vitalworks Inc. Com.                132                                 611
  Vivendi Universal New               189                               4,549
  Volt Information Sciences Inc.        3                                  66
  WFS Financial Inc.                    1                                  57
  WH Energy Svcs. Inc. Com.            12                                 198
  WSFS Finl. Corp.                      2                                  93

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

Common Stocks (Cont'd)
  Wabash Natl. Corp. Com.               4                                 131
  Wabtec Com.                           7                                 127
  Wainwright Bk. & TR Co. Boston
    Mass                                4                                  62
  Warnaco Group Inc. Com. New          25                                 411
  Washington Bkg. Co. Oak HBR
    Wash Com.                           1                                  12
  Waste Mgmt. Inc. Del. Com.          130                               3,827
  Water Pik Technologies Inc. Com.      1                                  13
  Watsco Inc. CL B Conv.                1                                   2
  Webex Commns Inc. Com.                8                                 160
  Weight Watchers Intl. Inc. Com.
    New                                12                                 439
  Wells Finl. Corp.                     1                                  32
  Wesco Finl. Corp.                     1                                  36
  West Corp. Com.                       1                                  12
  West Pharmaceutical Svcs. Inc.
    Com.                                1                                   7
  Westar Energy Inc. Com.               1                                  12
  Westcorp.                             6                                 223
  Western Wireless Corp. CL A          22                                 402
  Westwood One Inc. Com.               23                                 777
  Wet Seal Inc. CL A Com.              18                                 180
  Whole Foods Mkt. Inc.                 9                                 589
  Wild Oats Mkts. Inc.                 15                                 192
  Wiley John & Sons Inc. CL A          10                                 268
  Williams Clayton Energy Inc.          2                                  54
  Williams Sonoma Inc. Com.             8                                 287
  Willis Lease Fin. Corp.               4                                  31
  Winston Hotels Inc. Com.              6                                  61
  Xicor Inc.                           25                                 289
  Yellow Roadway Corp. Com.            55                               2,008
  York Intl Corp. New Com.             19                                 720
  Yum Brands Inc. Com.                105                               3,615
  Zale Corp. New Com.                  14                                 750
  Zapata Corp. Com.                     1                                  11
  Zebra Technologies Corp. CL A        15                                 999
  Zoran Corp.                          10                                 182
  Zoll Med. Corp.                       5                                 190
                                                                     --------
  Total                                                              $320,789
                                                                     ========

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
SIP MANAGED SMALLER STOCK FUND
(Cont'd)

U.S. Government Securities            400                            $    399
                                                                     ========


**Common/Collective Trusts
  TBC Inc. Daily Liquidity Fund   $12,388                            $ 12,388
                                                                     ========


MFS INSTITUTIONAL RESEARCH FUND
 - Mutual fund

MFS Institutional Tr
  Research Fund                       846                            $  7,546
                                                                     ========


PUTNAM VOYAGER FUND - Mutual
fund

Putnam Voyager Fund
  Inc. CL                           1,774                            $ 28,920
                                                                     ========
                          ** Parties-in-interest

                                                           Schedule I (Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
COHEN & STEERS REALTY FUND -
Mutual fund

Cohen & Steers Realty
  Shares Fund Com.                    679                            $ 37,978
                                                                     ========


FIRST EAGLE FUND OF AMERICA -
Mutual fund

First Eagle Funds Inc.
  First Eagle Fd. Amer. CL          1,608                            $ 38,570
                                                                     ========


**T. ROWE PRICE BLUE CHIP GROWTH
FUND - Mutual fund

T. Rowe Price Blue Chip Growth
  Fund Inc. Com.                    2,057                            $ 58,467
                                                                     ========


**T. ROWE PRICE NEW ERA FUND -
Mutual fund

T. Rowe Price New Era Fund Inc.
  Com.                                427                            $ 11,694
                                                                     ========


**T. ROWE PRICE SCIENCE &
TECHNOLOGY FUND - Mutual fund

T. Rowe Price Science & Tech.
  Fund Inc. Cap. Stk.               6,081                            $114,448
                                                                     ========


                          ** Parties-in-interest

                                                           Schedule I
(Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
MORGAN STANLEY INSTITUTIONAL
INT'L EQUITY FUND - Mutual fund

Morgan Stanley Institutional Fund
  Inc. Intl. Equity Portfolio CL    3,041                            $ 57,685
                                                                     ========


NON-US INTERNATIONAL STOCK FUND -
Common/collective trust

Common/Collective Trusts

  Aim Int'l. CL Fund                2,000                            $ 27,782
                                                                     ========


ARTISAN INTERNATIONAL FUND -
Mutual fund

Artisan Funds Inc. International
  Fund                                934                            $ 17,571
                                                                     ========


TEMPLETON DEVELOPING MARKETS FUND
 - Mutual fund

Templeton Developing Mkts. Tr       1,121                            $ 16,742
                                                                     ========

                                                           Schedule I
(Cont'd)

             EASTMAN KODAK EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 30, 2003
                                (in thousands)
                                  Principal
                                  Amount or                           Current
          Description            Shares/Units                          Value
          -----------            ------------                        --------
TURNER MIDCAP GROWTH EQUITY FUND
 - Mutual Fund

Turner Funds Midcap Fund Instl
  CL                                  950                            $ 20,982
                                                                     ========

BATTERYMARCH SMALL CAP EQUITY FUND
 - Mutual Fund

Lm Instl Fund Adv II Inc
  Batterymarch US Sm Cap Equity       212                            $  2,403
                                                                     ========

PIMCO OPPORTUNITY FUND - Mutual
Fund

Pimco Funds Multi Manager
  Opportunity Fund Instl. CL        1,135                            $ 19,602
                                                                     ========

MFS INTERNATIONAL NEW DISCOVERY
FUND - Mutual Fund

MFS Ser Tr V Intl. New
  Discovery Fund CL                   730                            $ 13,316
                                                                     ========

AMERICAN CENTURY EMERGING MARKETS
FUND - Mutual Fund

American Century World Mutual
  Funds Inc. Emerging Mkts. Instl.  3,076                            $ 17,838
                                                                     ========

                                     Maturity          Interest
Current
          Description                 Dates             Rates         Value
          -----------                --------          --------      --------
PARTICIPANT LOANS

Participant Loans                    2003-2007        4.00%-9.5%     $ 59,029
                                                                     ========


          Total Plan Investments                                   $6,104,075
                                                                   ==========

                                 SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Eastman Kodak Employees' Savings and Investment Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Eastman Kodak Employees'
                                        Savings and Investment Plan


                                        By:  /s/ Robert H. Brust

                                             Robert H. Brust

Date: June 1, 2004